Report
for the quarter and nine months ended 30 September 2003
Group results for the quarter ...
• Adjusted headline earnings1 increase by 2% to $67m

• Adjusted operating profit2 down by 3% to $136m

• Total cash costs increase by 6% to $237/oz impacted by strong local currencies and wage increases in South Africa
• Gold production (on a comparable basis3) increases marginally to 1.39Moz

• Good performances at Great Noligwa, Kopanang and Geita
• Problems persist at Cerro Vanguardia and at CC&V, which are being addressed
• Received gold price4  up by 3% to $364/oz

• Ashanti board unanimously recommends revised AngloGold offer and Government of Ghana indicates support for the AngloGold/Ashanti merger
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM
Pokwana Buleni
is a surface
backfill plant
operator
in South Africa.
Quarter ended
9 Months ended
Quarter ended
9 Months ended
Sept
June
Sept
Sept
Sept
June
Sept
Sept
2003
2003
2003
2002
2003
2003
2003
2002
Rand/Metric
Dollar/Imperial
Gold
Produced - kg / oz (000) 43,240 44,613 131,457 136,543 1,390 1,434 4,226 4,390
Price received4

- R/kg / $/oz 86,619 87,983 88,852 103,567 364 354 354 299
Total cash costs - R/kg / $/oz 56,311 55,502 55,966 54,242 237 223 223 157
Total production costs - R/kg / $/oz 65,502 65,654 65,891 68,270 275 264 263 197
Operating profit - R / $ million 1,304 1,094 3,607 5,026 176 142 463 466
Adjusted operating profit
2
- R / $ million 1,004 1,082 3,303 5,205 136 140 422 483
Net profit - R / $ million 729 444 1,721 2,489 97 57 219 231
Headline earnings - R / $ million 674 513 1,794 2,899 90 66 228 268
Adjusted headline earnings
1
- R / $ million 497 516 1,628 2,996 67 66 207 277
Capital expenditure - R / $ million 661 538 1,687 1,962 88 69 216 182
Earnings per ordinary share
Basic - cents/share 327 199 773 1,123 44 26 98 104
Diluted - cents/share 326 199 769 1,116 43 26 98 104
Headline - cents/share 303 230 805 1,307 40 30 102 121
Adjusted headline earnings
1
- cents/share 223 232 731 1,351 30 30 93 125
Dividends - cents/share 375 675 51 64
Note: 1. Headline earnings before unrealised non-hedge derivatives and marked-to-market of debt financial instruments

2. Operating profit excluding unrealised non-hedge derivatives
3. Prior quarter production includes 56,000oz from Jerritt Canyon, which was sold with effect from 30 June 2003. Reported production is not comparable
4. Price received includes realised non-hedge derivatives $ represents US dollar, unless otherwise stated

ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM
Dear Shareholder
The decision this week by the Government of Ghana to support AngloGold's proposed merger with Ashanti Goldfields is a significant step towards completion of this transaction.AngloGold has now secured the support of the Ashanti board and its two largest shareholders, the Government of Ghana and Lonmin. Although a further period of three to six months will be required for the completion of the merger, AngloGold's management has already been planning the successful integration of the companies. In this regard, the fiscal and regulatory undertakings that the Government of Ghana has confirmed that it would give, will allow us to lay the foundations for the Obuasi Deep Project, lengthening the life of mine by more than 20 years at current production rates or higher. Obuasi represents possibly the longest life gold orebody in the world.

The merger creates a combination of some of the best gold assets and mining talent on the African continent, with a spread of long-life, low-cost operations and reserves around the world. AngloGold's management will be greatly strengthened by the talented Ashanti management team. When the transaction is complete, AngloGold Ashanti will be ready to show how a thoroughly African company can be a world leader in its sector. This is very good news for AngloGold and Ashanti shareholders, the governments and people of both Ghana and South Africa, the employees of both companies and their communities.

AngloGold has produced a solid set of financial results for the September quarter which are similar to those for the second quarter this year, despite the 4% strengthening of the rand and higher wage costs in South Africa. Cash operating costs on the South African mines only increased by 2% in local currency terms. Operating profit, adjusted to exclude unrealised gains on non-hedge derivatives, decreased marginally to $136 million. Despite this reduction, headline earnings, similarly adjusted, increased slightly to $67 million, mainly as a result of lower corporate administration costs.

The quarter saw good operating performances from Geita, Sadiola, Kopanang and Great Noligwa, all of which reported higher gold production and lower unit total cash costs. Grades on the South African operations and the underground operations as a whole increased by some 4%, while those on the open-pit mines decreased by some 4%, largely as a consequence of the anticipated and significant grade decline at Morila

We expect that the operating problems at Cerro Vanguardia in Argentina, which resulted in a 16% decline in production over the quarter, will be overcome with the commissioning there this month of a material scrubber. At Cripple Creek & Victor, difficulties with the haul truck fleet and the crusher have been resolved and those associated with the heap leach continue to receive management attention.

Although total cash costs were well controlled in local currency terms, the continued strength of these currencies against the dollar led to a 6% increase in dollar-denominated costs, to $237 per ounce. A $10 per ounce increase in the received gold price, which was again this quarter higher than the gold spot price, ameliorated the effect of reduced production and stronger operating currencies.

We will continue to give shareholders a clear picture of the value creation they can expect from both AngloGold's existing operations and from our merger with Ashanti in the months that lie ahead.

Russell Edey
Bobby Godsell
Chairman
Chief Executive Officer
30 October 2003
2
Russell Edey
Chairman
Bobby Godsell
Chief Executive Officer
Letter from
Chairman and CEO

ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM
Overview of the quarter
This quarter saw a recovery by Great Noligwa, Kopanang and Geita while problems persisted at Cripple Creek & Victor and Cerro Vanguardia. In the case of the latter, a scrubber to prepare wet ground for treatment was installed at the end of September and production is expected to improve in the December quarter. Gold production for the quarter (after adjusting for the sale of Jerritt Canyon2)was marginally up by 12,000oz to 1.39Moz.

The South Africa region performed well, with gold production increasing by 31,000oz (4%). By contrast, production in South America declined by 3% and in Australia by 4%, while North America was 12,000oz (15%) lower (on a comparable basis2 )
as a result of ongoing problems at CC&V. East and West Africa produced substantially the same amount as last quarter, however, as predicted at the end of last quarter, production at Geita was 42% higher and Morila down 16%, with Yatela being 33% lower.

Total cash costs per ounce were well controlled in local currency terms, notably in South Africa where total unit costs increased by only 2% despite a 10% wage increase.

Again, strong currencies in the operating regions had an impact on dollar per ounce costs. These increased from $223/oz to $237/oz with half of the increase being directly exchange rate-related, which indirectly affected costs in local currencies.

As a result, adjusted operating profit1decreased marginally by
3% to $136m. Taking into account a $38m increase in unrealised profit from non-hedge derivatives, operating profit increased from $142m to $176m. It is AngloGold's practice to judge the performance of the company on the adjusted operating profit1as there can be no certainty that the unrealised profit will eventually be brought to account.

At a corporate level, corporate administration costs decreased by $5m and other costs by $7m. Consequently adjusted
headline earnings 1 increased by 2% to $67m.

During the quarter, the profit on disposal of investments in East African Gold Mines and Randgold Resources Limited was $38m. Savuka was impaired by $35m as a result of the lower rand gold price. These, together with the unrealised gain on non-hedge derivatives resulted in a net profit of $97m, 70% up on the previous quarter.

Operating results for the quarter
South Africa Great Noligwa's gold production improved by 11% or 687kg (21,000oz) due to higher volume mined and a 6% rise in yield to 10.62g/t. Total cash costs at R52,183/kg ($219/oz) were 2% lower than those of the previous quarter, despite the inclusion of wage increases which were effective from July and higher treatment costs associated with the increased volumes mined. Adjusted operating profit 1improved by 25% to R258m ($35m) largely as a result of the higher gold production and lower total cash costs. Two employees tragically lost their lives in a fall of ground incident, whilst the lost time injury frequency rate
(LTIFR) improved by 35% over the previous quarter.
At Kopanang the positive impact of team training is evident in the 7% increase in volumes mined during the quarter. Yield improved by 11% to 7.4g/t, with gold production up by 15% to 4,119kg (132,000oz). The impact of the wage increases in July was contained and total cash costs improved by 6% to R62,189/kg ($261/oz). Adjusted operating profit 1was up by 54% to R105m ($14m) because of the higher gold production at lower total cash costs. A gassing incident on 20 August
resulted in the death of one employee.
The volume mined at Tau Lekoa decreased by 2% and gold production fell to 2,449kg (79,000oz) as a result of this and reduced yield. Total cash costs, impacted by wage increases, seasonal power increases and lower gold output, rose by 12% to R75,407/kg ($317/oz). Adjusted operating profit 1reduced by R14m (30%) to R32m ($4m) mainly due to production problems and higher total cash costs.

Improved face length and face advance at Savuka resulted in an 11% increase in volume mined. However, grade was reduced to 5.49g/t (12%) with gold produced falling by 17% to 1,376kg (44,000oz). The lower gold production and the effect of wage increases caused total cash costs to go up by 21% to R115,931/kg ($487/oz). During the quarter, some 170 people were retrenched as part of planned reductions in the labour force. The continued operating difficulties at Savuka have been reviewed and AngloGold management has decided to declare an impairment of the Savuka assets and have, as a result, charged profits with an amount of R138m ($19m) in respect of this impairment, net of tax. No fatalities were recorded during the quarter.

Financial
and Operating Review

Alaska
U.S.A.
Cripple Creek
& Victor
Yatela
Sadiola
Mali
Morila
Crixas,
Serra Grande
Brazil
Morro
Velho
Argentina
Cerro
Vanguardia
Namibia
Navachab
Republic of
South Africa
Geita
Tanzania
SA Operations
Great Noligwa
Mponeng
TauTona
Savuka
Kopanang
Tau Lekoa
Moab Khotsong
(in development)
Ergo
Union Reefs
(closed effective
July 2003)
Australia
Sunrise Dam

ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

Mponeng's gold production at 4,055kg (130,000oz) benefited from greater face length availability resulting in increased volumes mined (5%). However, this was partially offset by a slightly lower yield of 8.81g/t. Total cash costs increased by 2% to R59,039/kg ($248/oz) following the impact of the wage increases in July. Adjusted operating profit1is down by 20% to R73m ($10m) mainly due to the higher total cash costs, increased amortisation charges (R4m) ($1m) and the impact of inventory movements (R6m) ($1m). Two employees lost their lives in two separate falls of ground incidents.

At TauTona gold production at 5,272kg (170,000oz) was 5% higher than the previous quarter mainly due to a higher yield (13.19g/t) as a result of the exclusion of lower grade tonnes from the area affected by the underground fire during August.
The volume mined was held at previous levels despite the impact of the fire. Total cash costs rose by 2% to R47,096/kg ($198/oz) as a result of the wage increases, costs associated with the fire and increased seasonal power cost increases. Adjusted operating profit1was down by 7% to R182m ($25m). Two employees lost their lives during the quarter. The first incident was due to a seismic-induced fall of ground whilst the second related to a scraper winch accident.

At Ergo gold production of 1,407kg (45,000oz) was down by 8% following lower tonnages treated, which were partially offset by a higher head grade. Tonnage throughput decreased following repeated water monitor pipeline failures. Ergo showed an increase in operating loss of R14m ($2m) to R22m
($3m) predominantly from the lower gold output, higher unit costs and lower received price. The operation is scheduled to close by the end of 2004. In the meantime, discussions are being held with prospective buyers.

East and West Africa
At Geita (50% attributable), gold production increased by 42% to 88,000oz, largely due to an anticipated 48% improvement in recovered grade to 3.83g/t. As has been reported in previous quarterly reports, further improvements are expected going forward. Total cash costs decreased by 18% to $188/oz due to the higher production whilst adjusted operating profit1rose by $6m to $9m.

Production at Morila (40% attributable) was down by 16% to 80,000oz. A 7% increase in milled plant throughput was offset by a 21% decrease in recovered grade to 7.55g/t. A further decline in grade is expected in the fourth quarter and going forward into 2004. Total cash costs increased by 16% to $109/oz, whilst adjusted operating profit1for the quarter decreased by 24% to $14m. Commissioning of the plant expansion project is on schedule for the fourth quarter. There were four lost time injuries recorded this quarter and regrettably one fatal accident occurred on 24 September 2003.

At Navachab, a 2% decrease in milled tonnage throughput, coupled with a 13% decline in recovered grade, resulted in a 14% drop in gold production to 18,000oz. Tonnage throughput for the quarter was adversely affected by plant down time caused by a transformer failure and damage to mill girth gear. Total cash costs increased by 38% to $303/oz while adjusted operating profit1 for the quarter fell by $2m due to the lower production and the additional cost incurred as a result of the plant down time. There were no lost time injuries recorded at Navachab this quarter. With effect from 1 January 2004,
Navachab will make the transition to owner mining.

Production at Sadiola (38% attributable) went up by 8% to 42,000oz due to an 11% increase in recovered grade to 2.79g/t. Total cash costs decreased by 8% to $195/oz, whilst adjusted operating profit1 increased by 72% to $5m as a result of the higher production and a 7% improvement in price. There were no lost time injuries recorded during the quarter.

At Yatela (40% attributable), gold production decreased by 33% to 20,000oz mainly as a result of a 32% decrease in tons treated. Tonnage throughput for the quarter was adversely affected by problems experienced with the commissioning of the new crusher circuit. Commissioning problems have subsequently been resolved and the plant is operating at design capacity. In addition, recovered grade decreased by 5% to 3.18g/t. Total cash costs increased by 26% to $250/oz and adjusted operating profits1 decreased to $1m as a result of the lower production. Mining commenced at Alamoutala during the quarter and exceeded original targets with hauling of higher grade Alamoutala ore proceeding to plan. Yatela recorded one lost time injury during the quarter.

North America
At Cripple Creek & Victor (67% ownership with 100% interest in production until the initial loans are repaid) production was down by 15% quarter-on-quarter at 66,000oz due to mining of lower grade areas and failure to realise sustainable improvements in leach solution chemistry during the quarter. Total cash costs were 15% higher than those of the second quarter at $217/oz as chemical consumption increased in an effort to resolve the leach solution chemistry issues. Despite increased costs, adjusted operating profit1 remained consistent with the second quarter at $3m due to favourable gold prices and inventory movements. There were no lost time injuries for the quarter and one lost time injury year to date.
The new processing facilities exceeded design capacity in August and September, and haulage fleet production

ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

improved to budgeted levels. Phase 4B of the leach pad construction continues and is ahead of schedule. While stacking has commenced, this area of the leach pad is not yet under irrigation due to continuing construction activities. As these activities are completed during the fourth quarter, increased production should be realised.
As announced in the June quarter, AngloGold sold its interests in the Jerritt Canyon joint venture to Queenstake Resources. The transaction took effect on 30 June 2003.
South America At Cerro Vanguardia (92.5% attributable) gold production decreased by 16% to 41,000oz partly due to lower recovered grades, down by 10% to 6.05g/t. During the quarter, the plant was fed with lower grade, dry ore from a contingency stockpile as the recurring problem of excess water in the pits continued to prevent the mine from delivering higher grade material. As planned, a full range material scrubber was successfully commissioned in late September, which will enable the treatment of wet, higher grade material. Total cash costs were 14% higher than those of the previous quarter at $173/oz, chiefly because of a decrease in the gold produced and increased operational and maintenance costs, due to the abnormal operational conditions. Adjusted operating profit1 decreased by 67% to $2m, largely as a result of the decreased sales volumes at a lower received price and the higher total cash costs.
At Morro Velho, gold production was up by 7% at 59,000oz, due to higher recovered grade at 6.48g/t and an increase in ore treated. Total cash costs rose by 2% to $146/oz due to higher labour costs as the result of the annual union agreement negotiations in August. Adjusted operating profit1 was largely unchanged from the previous quarter. There was one fatal accident recorded at Cuiab during the quarter.

At Serra Grande (50% attributable) production remained at a similar level to the previous quarter at 24,000oz. Total cash costs increased by 5% to $109/oz due to higher maintenance costs and a slightly lower recovered grade of 7.89g/t. Adjusted operating profit1 decreased by 8% to $4m largely because of a decrease in gold sold and the higher total cash costs.

The LTIFR for the region year to date is 4.55. This compares favourably with the Ontario underground metalliferous mines benchmark of 6.5.

Australia At Sunrise Dam, production increased marginally to 85,000oz despite mining continuing in the lower grade areas of the orebody, with milled grade at 3.62g/t in the quarter compared to 3.85g/t in the previous quarter and recovery rates constant at around 80%. Mining will progressively move to the higher grade areas during the fourth quarter. Total cash costs decreased by 3% to A$368/oz ($242/oz), however adjusted operating profit1 was down by 44% to A$5m ($3m), due to a lower received price and a reduction in the volumes sold.
Development work associated with the underground feasibility study has begun, with the award of the underground contract and the mobilisation of the contractor to site. There were two lost time injuries recorded during the quarter.
At Union Reefs, mining was completed at the end of July. Processing of low-grade stockpiles continued during the quarter, the throughput rate decreased progressively from mid- September until the final mill shutdown on 3 October 2003. Clean-up work and the preparation of the plant for care and maintenance and possible sale commenced during September. This final mining and decommissioning activity has reduced production to 23,000oz compared to 28,000oz for the previous quarter, while total cash costs were maintained at A$364/oz ($240/oz). Progressive rehabilitation of the site means that only minor works, which have been provided for, are required now that operations have ceased. The adjusted operating profit1 decreased by A$1m ($1m) to A$3m ($2m). There were again no lost time injuries recorded for the quarter. Union Reefs has now operated for two years without a lost time injury.

The Boddington Joint Venture partners have committed to an update of the November 2000 Expansion Project Feasibility Study. It is anticipated that this work will be completed in the second quarter of 2004.

Note:

  All references to price received includes the realised non-hedge derivative gains (losses).

Rounding of figures may result in computational discrepancies.
In the case of Joint Venture operations, all production and financial results are attributable to AngloGold.
1.  Adjusted to exclude unrealised gains/losses on non-hedge derivatives.
2.
Prior quarter production includes 56,000oz from Jerritt Canyon,  which was sold with effect from 30 June 2003.
Reported production is not comparable.

AngloGold's exploration activities are focused on discovering  long-life, low-cost orebodies, utilising multi-disciplinary teams  and appropriate state-of-the-art exploration techniques and  technology.  During the quarter  Exploration continued to yield encouraging results from  several projects the satellite oxide exploration programme at  Sadiola and deeper mineralisation extensions at Sunrise Dam  in particular.

Regional exploration overview

1.
In Mali drilling for satellite oxide resources at Sadiola continued to yield positive results. Reverse Circulation  (RC) results at the FE3 Southern Extension included: 22m  at 8.90g/t from 68m in AFE3S-115 and 44m at 3.71g/t from  36m in AFE3S-114. Resource delineation drilling of the  Western Lobe at FE4 continued during the quarter and the  deposit still appears to be open-ended to the south-west  and west of the current pit position. RC results included:  32m at 2.58g/t from 142m in AFE4-387 and 10m at 2.04g/t  from 38m in AFE4-383.

Phase VI of the hard sulphides diamond drilling  programme at Sadiola is 73% complete.

2.
Encouraging results continue to be received from a first  pass Rotary Airblast (RAB) drilling campaign at the Garalo  greenfields prospect, some 100km south-west of Morila.  These will be followed by an RC drilling programme after  the rainy season in the fourth quarter.
3.
At Geita in Tanzania, exploration drilling was completed at  Nyankanga West and East and restarted at Geita Hill.  Follow-up diamond drilling of a high-grade zone at  Nyankanga West intersected further high-grade  mineralisation in drillhole NYDD0147. Results included 4m  at 190.20g/t from 189m and 13m at 66.20g/t from 184m.  Results of infill down-dip drilling of the north-eastern side of  the Geita Hill pit included: 7m at 7.00g/t from 316m in  GHDD-127 and 6m at 6.31g/t from 316m in GHDD-129.
4.
Drilling at the Navachab expansion project in Namibia was  completed. The pre-feasibility study is scheduled for  completion in the fourth quarter and, if the results are  positive, a feasibility study will take place in 2004.
5.
In North America, exploration continued at Cripple Creek,  where over 21,500m of drilling was completed to define  new mineralisation at the Wild Horse Extension (WHEX)  project and to test targets proximal to the current reserve  areas. In addition, drill testing for deep, high-grade  mineralisation in the district continued. Encouraging results  were obtained and additional drilling has been scheduled  for the fourth quarter.
6.
In Alaska exploration continued on greenfields projects  within the Tintina Gold Belt where geophysical surveying,  geochemical sampling and approximately 2,000m of  drilling was completed on three projects. Encouraging  results were obtained and will be the focus of follow-up  exploration.
7.
In Canada, exploration at the Red Lake Joint Venture was  devoted to the Rivard area where geochemical sampling  and over 1,600m of drilling was conducted in the quarter.  Results of three years of exploration suggest that the  western portion of the Red Lake Greenstone Belt is more  prospective. Accordingly, AngloGold has arranged with its  partner Rubicon, to dissolve the Joint Venture and  rationalise the tenement portfolio to leave AngloGold holding 100% of the western area at Rivard.
8.
In South America ongoing diamond drilling of the  Cachorro Bravo orebody at Crrego do Stio in Brazil has  confirmed flat, north-plunging, sulphide mineralisation over  a down-plunge length of 800m, to a vertical depth of 350m.  Intersections ranged in grade between 4.00g/t and  13.00g/t over widths of 2m to 4m. The exploration ramp  has intersected the 4m thick, well-developed, main ore  zone at its anticipated position and assay results are  pending. All intersection lengths closely approximate to  true widths.
9.
At the Crixs Mine in Brazil, diamond drilling of the upper  Forquilha Sul ore zone has confirmed continuity of  mineralisation over a strike length of approximately 200m  and a down-plunge length of 300m at an approximate  vertical depth of 350m. This ore zone, which overlies the  principal Mina III orebody, has been intercepted in 8  diamond holes, spaced approximately 50m both along  strike and downdip, yielded grades varying between  3.00g/t and 7.50g/t over widths of 3 to 10m. The
Exploration
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

Alaska
6
Tintina Gold Belt
Canada
Red Lake
7
5
U.S.A.
CRIXAS DRILLING
Crixas
Mina Nova orebody
Area of current drilling
Forquilha orebody
Mina III orebody
Forquilha Sul orebody
Corpo IV orebody
Serra Grande Mine
Corpo V orebody
Corpo Sul
500m
GEITA - NEAR MINE DRILLING
Nyankanga West drilling
Nyankanga East drilling
Nyankanga Pit
Plant area
Geita Main/ NE Extension drilling
Geita West
Geita Hill Pit
Lone Cone Pits
Copcot Hill
1000 m
Mali
Yatela
1
Sadiola
Sulphide Drilling FE3 & FE4
Morila
Garalo
Brazil
Peruvian Andes
11
Peru
La Rescatada
9
8
Morro Velho
Corrego do Sitio
Cachorro Bravo
Argentina
10
Cerro Vanguardia
Loma del Muerto
Loma Sur, Paula
& Mangas Sur veins
3
Tanzania
Namibia
Navachab
4
South Africa
13
Vaal River Operations
Tau Lekoa - Goedgenoeg
Australia
Boddington
12
CRIPPLE CREEK & VICTOR
Globe Hill
Iron Clad
Wild Horse Ext
Cripple Creek
North Cresson
East Cresson
Railroad Breccia
Main Cresson
South Cresson
Deep Cresson
Victor
2000 m
Mines
Greenfields exploration areas
Brownfields exploration areas
SUNRISE DAM
Duckpond
Sunrise Dam Pit
Sunrise Shear
Northern Deeps
Mako
Astro
Summercloud
Dolly/ Cosmo
Cleo Upper Shear
Cleo Pit
Western Shear Zone
500m

ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

mineralisation has been closed off up-plunge but is still open down-plunge. All intersection lengths are closely approximate to true widths.
10.
At Cerro Vanguardia in Argentina, drilling continued to define depth and strike extensions of the Loma del Muerto, Loma Sur, Paula and Mangas Sur veins for possible future open-pit and underground resources.
11.
In Peru, regional greenfields exploration was focused on further reconnaissance and property-scale investigation in different areas of the Peruvian Andean region. At La Rescatada the present diamond drilling programme has been extended to year-end to drill test three oxide targets and conduct metallurgical test work in order to reach a decision point by year-end.
12.
Australia drilling at Sunrise Dam has largely focused on deep drilling within and beneath the Sunrise Shear. The Sunrise Shear mineralisation was extended approximately 200m to the northwest on the down-dip extension of the underground resource. The Dolly Lode was intersected at a drilled depth of 1,071m (6m at 5.92g/t in CD827W2), approximately 400m beneath previous drill intercepts, indicating extensions of the structure at depth. Additional narrow, high-grade mineralisation was intersected in the Dolly Hanging Wall Lodes, including 3m at 19.43g/t from 704m (CD827). Shallow mineralisation was again intersected immediately west of the pit in the previously defined Mako and Duckpond areas and could indicate potential for a small high-grade pod of saprolite mineralisation. Furthermore, a new zone of mineralisation has been identified immediately to the west of the current pit design with an intersection of 6m at 5.15g/t from 153m (CRC101) and 2m at 41.31g/t from 61m (CRC104). Further drilling is required to understand the geometry and extent of this zone.
13.
In South Africa two diamond drill holes G49 and G51 are  in progress at Goedgenoeg to the west of Tau Lekoa. Diamond drill hole G50 was completed during the quarter and intersected the Ventersdorp Contact Reef at a depth of 2,227m, yielding a mean borehole value of 22.08g/t over 18.52cm for 409cmg/t. The five deflection values varied between 83.60g/t over 16.91cm for 1,414cmg/t to 0.26 g/t over 11.88cm for 3cmg/t (corrected width).
Note:
Unless otherwise stated, all intercepts are at drilled widths and drilled depths.
Joint venture tenements
now 100% Rubicon
Rubicon/Redstar JV
Joint venture tenements
now 100% AngloGold
TENEMENT RATIONALISATION - RUBICON JV
Red Lake
Cochenour
Campbell
0 10 km
West End Block
Rivard
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

20
15
10
5
0
410
390
370
350
330
310
290
270
250
8 Jan 02
29 Jan 02
19 Feb 02
12 Mar 02
2 Apr 02
23 Apr 02
14 May 02
4 Jun 02
25 Jun 02
16 Jul 02
6 Aug 02
27 Aug 02
17 Sep 02
8 Oct 02
29 Oct 02
19 Nov 02
10 Dec 02
31 Dec 02
21 Jan 03
11 Feb 03
4 Mar 03
25 Mar 03
15 Apr 03
6 May 03
27 May 03
17 Jun 03
8 Jul 02
29 Jul 03
19 Aug 03
9 Sep 03
30 Sep 03

The gold market saw yet another volatile and active quarter with a price range of over $50/oz and a closing price of $385/oz almost $40/oz higher than for the opening price for the quarter. The average price of $363/oz was $16/oz higher than the average for the previous quarter. Currency markets also remained volatile, with the US dollar gaining strongly against the Euro for much of the quarter only to end the period close to its lows of $1.19 to the Euro, and fully 10% weaker against the yen. The rand also benefited from the weaker dollar, touching R6.85 to the dollar during the quarter.
Gold price drivers

The gold price rallied again during the quarter in spite of the strong recovery in the US dollar against the Euro during July and August, and in spite of rallies in important equity markets. Also, physical demand for gold remained depressed and provided no help for the price.

The driver behind the price was overwhelmingly new and growing investor interest in gold, reflected in buying on the New York Commodity Exchange (Comex). The quarter saw repeatedly higher levels of net long open positions on the Comex, reaching a twenty year high of some 17.1Moz or 532t net long in early September, pushing the gold price to its high of $393/oz for the quarter.
The new levels of interest were driven by a number of factors, including concerns about global economic recovery, and scepticism about US recovery in particular. Most analysts also see the US dollar as still overvalued, and the US currency weakened sharply again during the last month of the quarter. Many investors in gold now justify their interest in the metal as appropriate to a range of economic circumstances, good both in the case of a weaker dollar (stronger US growth and exports, some danger of inflation, and strong gold and commodity prices) and of a stronger dollar (dampener on US recovery, threat of deflation, weaker equity markets and gold holding valuable as a defensive measure).
This investor interest could be sustained over a number of economic circumstances, and several analysts have recently published higher spot gold price forecasts for next year.
Investment
The appearance of new investors in gold has been the critical incremental factor in this market, and the rising gold price over the past eighteen months has been driven by investment and speculative demand for gold. Although volatile, this demand essentially fills the gap caused by falling jewellery demand in the face of higher spot gold prices. The net long positions of investors on the Comex have been primary drivers of the gold price over the past two years.
The past year has also seen the emergence of new gold investment products in the form of exchange traded gold funds. The first of these has been the Australian instrument launched by Gold Bullion Limited, but further such investment products are under consideration elsewhere. These products provide both institutional and private investors with the opportunity to invest in a traded instrument whose sole underlying asset is physical gold. These products, if successful could add a new category of demand for gold, and would help to sustain a healthier price environment.
Physical
The physical market for gold continues to reflect the negative impact of higher spot prices. Supply is up, and demand is down.
On the supply side, gold mine production for the first half of 2003 increased by 2% against 2002, whilst scrap gold for sale increased sharply by 26% year on year, at 513t in the first half of 2003. Net mine supply onto the market, however, was reduced by over 300t of gold producer hedge reductions. Net central bank sales were slightly higher than in 2002 at 290t for
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM
10
US$/oz
Moz
COTR for Gold: Futures & Options
2002 Today
Review of the
gold market

anglogold

1.20
1.15
1.10
1.05
1.00
0.95
0.90
2 Jan 03
2 Feb 03
2 Mar 03
2 Apr 03
2 May 03
2 Jun 03
2 Jul 03
2 Aug 03
2 Sep 03
2 Oct 03
Euro Index
Yen Index

ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

the first six months of 2003. By contrast, global gold demand for jewellery was down in most areas, with a fall overall of some 4% in gold offtake for jewellery worldwide.
Central bank The September meetings of the IMF saw the first public comment about a renewal of the 1999 Washington Agreement on official gold sales and lending. The subject will be considered by the central banks concerned early in 2004, and comments seem to imply that renewal is a matter of detail, not of principle. In any extended agreement, the Swiss National Bank would wish to sell a further 130t to complete its original sales target of 1,300t (or approximately half of its reserves in 1999 when the decision to sell was taken). The Bundesbank has also expressed an interest in selling 400 to 600t of its current holdings of 3.440t (second only in the world to the US holdings of 8.135t). It seems likely that the form and extent of the renewal will be orderly and will not negatively impact the gold market.
Set against any gold sales programme of a renewed Washington Agreement, the quarter saw news of official sector interest in increasing gold holdings as well.
Liberalisation of the gold market in China has opened up a measure of debate on gold's possible role in that economy. The quarter saw comment by the Bank of China indicating that it was reasonable that gold should make up a larger percentage of the State's foreign exchange reserves. In addition, a survey indicated Chinese consumer willingness to consider gold in the arena of private savings. Support was also voiced during the quarter by the Russian central bank for a level of gold reserves higher than their current official gold holdings.
In the current global economic environment, with American trade and budget deficits likely to endure for some time, and most analysts and commentators forecasting further US dollar weakness against both the Euro and major Asian currencies, the comments from China and Russia seem to reflect a diffidence about further growth in official US dollar reserves, and a willingness to reconsider gold as an important reserve asset.
Currency
Although the US dollar recovered steadily against the Euro from early June, reaching its strongest point of $1.075 to the Euro in August, the recovery was not sustained. During September, the US currency fell back again close to its weakest point of $1.19 to the Euro. An important element in the weakening of the dollar was Japan's retreat from the strategy of the past year of buying dollars to keep the Japanese currency relatively weak against the dollar. During this third quarter, the yen was allowed to strengthen by fully 10% against the dollar, from an opening exchange rate of y120/$ to its current level of y108/$. The return of US dollar weakness to the market was given some official context at the meeting of the G7 Finance Ministers in Dubai in late September, where members of the G7 stated their position that exchange rates should reflect economic fundamentals, and that greater flexibility in exchange rates is desirable for major countries as a means of promoting effective adjustments reflecting market realities in the international financial system. This public position by the G7 was viewed as a recognition of the need for further US dollar weakness.
The rand remains strong, disproportionately so by comparison with the weakening of the US dollar against the Euro. The most important single factor here is almost certainly the large interest rate spread in favour of the rand against all major currencies, and the resultant carry trade in rand-denominated instruments. This trade is likely to endure until South African interest rates reduce sufficiently to discourage such funds, or until some other circumstance changes to the disadvantage of the local currency. Until this does, local gold producers along with many other sectors of the South African economy will suffer from lower income derived from US dollar-denominated product, and from higher production costs expressed in US dollars.
Euro/US$ & US$/Yen Indexed
2003 YTD

ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

As at 30 September 2003, the group had outstanding, the  following forward-pricing commitments against future  production. The total net delta tonnage of the hedge on this date  was 8.66Moz or 269.5t (at 30 June 2003: 8.73Moz or 271.5t).

The marked-to-market value of all hedge transactions making  up the hedge positions was a negative $447m (negative  R3.1bn) as at 30 September 2003 (as at 30 June 2003:  negative $179.3m negative R1.35bn). These values were  based on a gold price of $383.50/oz, exchange rates of  R/$6.95 and A$/$0.6850 and the prevailing market interest  rates and volatilities at the time.

As at 30 October 2003, the marked-to-market value of the  hedge book was a negative $423.2m (negative R2.9bn),  based on a gold price of $386.40/oz and exchange rates of  R/$6.86 and A$/$0.7053 and the prevailing market interest  rates and volatilities at the time.

These marked-to-market valuations are in no way predictive of  the future value of the hedge position or of future impact on the  revenue of the company. The valuation represents the cost of  buying all hedge contracts at the time of valuation, at market  prices and rates available at the time.

Year
2003
2004
2005
2006
2007
2008-2012
Total
DOLLAR GOLD
Forward contracts
Amount (kg)
18,374
26,576
19,862
18,974
25,878
109,664
$ per oz
$315
$324
$333
$337
$355
$334
Put options purchased Amount (kg)
1,016
5,772
2,624
4,918
728
15,058
$ per oz
$405
$382
$363
$363
$292
$369
*Delta (kg)
737
2,555
920
1,587
80
5,879
Put options sold
Amount (kg)
6,532
13,997
2,799
4,354
27,682
$ per oz
$351
$341
$345
$339
$343
*Delta (kg)
440
3,136
715
1,036
5,327
Call options purchased     Amount (kg)
7,268
2,189
9,457
$ per oz
$343
$328
$340
*Delta (kg)
6,996
1,863
8,859
Call options sold
Amount (kg)
10,939
12,361
18,227
16,547
14,308
54,245
126,627
$ per oz
$378
$363
$338
$346
$336
$363
$356
*Delta (kg)
5,820
8,367
13,966
12,245
11,122
41,435
92,955
RAND GOLD
Forward contracts
Amount (kg)
1,450
8,426
9,078
4,500
4,541
3,732
31,728
Rand per kg
R43,860
R87,523
R116,891
R96,436
R114,915
R119,580
R102,886
Put options purchased     Amount (kg)
1,875
1,875
1,875
5,625
Rand per kg
R93,602
R93,602
R93,602
R93,602
*Delta (kg)
1,329
590
459
2,378
Put options sold
Amount (kg)
1,866
1,866
Rand per kg
R89,266
R89,266
*Delta (kg)
1,692
1,692
Call options purchased     Amount (kg)
632
632
Rand per kg
R75,428
R75,428
*Delta (kg)
632
632
Call options sold
Amount (kg)
8,091
2,813
4,687
4,688
2,986
11,944
35,209
Rand per kg
R93,689
R129,715
R131,944
R132,647
R173,119
R209,288
R152,798
*Delta (kg)
825
94
1,457
1,794
493
2,733
7,396
Hedge position

ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

Year
2003
2004
2005
2006
2007
2008-2012
Total
A DOLLAR GOLD
Forward contracts Amount (kg) 6,771 5,443 6,221 9,331 8,398 13,343 49,507
A$ per oz A$503 A$531 A$685 A$655 A$623 A$635 A$614
Put options purchased     Amount (kg)
A$ per oz
*Delta (kg)
Put options sold Amount (kg)
A$ per oz
*Delta (kg)
Call options purchased     Amount (kg) 5,443 3,110 6,221 3,732 11,197 29,703
A$ per oz A$637 A$724 A$673 A$668 A$702 A$682
*Delta (kg) 1,623 877 2,988 1,964 6,365 13,817
Call options sold Amount (kg) 4,666 4,666
A$ per oz A$675 A$675
*Delta (kg) 299 299
Total net gold: Delta (kg) 5,848 38,260 57,216 45,754 41,644 80,756 269,478
Delta (oz) 188,004 1,230,090 1,839,506 1,471,034 1,338,896 2,596,393 8,663,924
The following table indicates the group's currency hedge position at 30 September 2003
Year
2003
2004
2005
2006
2007
2008-2012
Total
RAND DOLLAR (000)
Forward contracts Amount ($)
Rand per $
Put options purchased Amount ($)
Rand per $
*Delta ($)
Put options sold Amount ($)
Rand per $
*Delta ($)
Call options purchased     Amount ($)
Rand per $
*Delta ($)
Call options sold Amount (kg) 10,000 10,000
Rand per $ R7.55 R7.55
*Delta ($) 5 5
A DOLLAR (000)
Forward contracts Amount ($) 29,428 29,275 10,847 69,550
A$er $ A$0.59 A$0.59 A$0.51 A$0.58
Put options purchased Amount ($) 10,000 10,000
A$er $ A$0.63 A$0.63
*Delta ($) 6,175 6,175
Put options sold Amount ($) 10,000 10,000
A$er $ A$0.68 A$0.68
*Delta ($) 4,114 4,114
Call options purchased     Amount ($)
A$er $
*Delta ($)
Call options sold Amount (kg) 20,000 20,000
A$er $ A$0.60 A$0.60
*Delta ($) 5,676 5,676
*The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at
30 September 2003.

ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

Index

ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

Operations
at a glance
for the quarter ended 30 September 2003
%
%
%
%
%
$/oz
Variance
oz        Variance
$/oz
Variance
$m
Variance
$m
Variance
**
(000)
**
**
**
**
Great Noligwa
384
5
217
11
219
2
37
28
35
30
TauTona
358
170
6
198
6
27
25
Morila*
350
4
80
(16)
109
16
19
(17)
14
(18)
Kopanang
385
6
132
15
261
(3)
16
45
14
56
Mponeng
358
130
2
248
6
15
(6)
10
(17)
Geita*
334
9
88
42
188
(18)
12
140
9
243
Cripple Creek & Victor
363
6
66
(15)
217
15
12
(14)
3
Morro Velho
355
(1)
59
7
146
2
12
9
Sadiola*
373
7
42
8
195
(8)
8
33
5
67
Sunrise Dam
357
(2)
85
1
242
(1)
8
(33)
3
(50)
Cerro Vanguardia*
320
(7)
41
(16)
173
14
7
(42)
2
(67)
Tau Lekoa
385
6
79
(4)
317
17
5
(29)
4
(33)
Serra Grande*
354
(1)
24
109
5
5
(29)
4
(8)
Yatela*
358
3
20
(33)
250
26
3
(25)
1
(90)
Union Reefs
360
(1)
23
(18)
240
3
2
(33)
2
(33)
Navachab
360
4
18
(14)
303
38
(100)
(100)
Ergo
361
3
45
(8)
408
16
(3)
200
(3)
200
Savuka
358
44
(17)
487
27
(8)
700
(8)
300
Other
27
(68)
(9)
(57)
7
40
AngloGold Group
364
3
1,390
(3)
237
6
168
136
(3)
1. Price received includes realised non-hedge derivatives
2. Operating profit excluding unrealised non-hedge derivatives
* Attributable
**Variance September 2003 quarter on June 2003 quarter Increase (decrease)
Adjusted
operating profit
2
Price received
1
Production
Total cash costs
EBITDA

GROUP OPERATING RESULTS
Statistics are shown in metric units and financial figures in South African rand.
Quarter ended
Nine months ended
September
June
September
September
2003
2003
2003
2002
GOLD
UNDERGROUND OPERATIONS
Tonnes milled - 000 3,223 3,429 9,951 9,926
Yield - g/t 8.18 7.84 7.96 8.35
Gold produced - kg 26,380 26,885 79,214 82,869
PRODUCTIVITY
g/employee - target 238 247 238 245
- actual 232 231 229 238
SURFACE AND DUMP RECLAMATION
Tonnes treated - 000 8,665 9,397 27,779 28,623
Yield - g/t 0.26 0.26 0.27 0.30
Gold produced - kg 2,287 2,440 7,484 8,552
OPEN-PIT OPERATIONS
Tonnes mined - 000 52,260 46,697 137,030 113,046
Stripping ratio * 6.17 4.82 5.33 4.00
Tonnes treated - 000 10,606 10,694 31,562 26,711
Yield - g/t 1.37 1.43 1.42 1.69
Gold produced - kg 14,573 15,288 44,759 45,122
TOTAL
Gold produced - kg 43,240 44,613 131,457 136,543
Gold sold - kg 43,259 44,600 131,385 136,196
Price received ** - R/kg sold 86,619 87,983 88,852 103,567
Total cash costs - R/kg produced 56,311 55,502 55,966 54,242
Total production costs - R/kg produced 65,502 65,654 65,891 68,270
CAPITAL EXPENDITURE
- Rm 661 538 1,687 1,962
* Stripping ratio = (tonnes mined total - tonnes mined ore) / tonnes mined ore
** Price received includes realised non-hedge derivatives
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

GROUP OPERATING RESULTS
Statistics are shown in imperial units and financial figures in US dollars.
Quarter ended
Nine months ended
September
June
September
September
2003
2003
2003
2002
GOLD
UNDERGROUND OPERATIONS
Tons milled - 000 3,552 3,780 10,968 10,942
Yield - oz/t 0.239 0.229 0.232 0.243
Gold produced - oz (000) 848 864 2,547 2,664
PRODUCTIVITY
oz/employee - target 8.30 8.60 8.30 7.90
- actual 8.12 8.15 8.04 7.64
SURFACE AND DUMP RECLAMATION
Tons treated - 000 9,551 10,359 30,621 31,552
Yield - oz/t 0.008 0.008 0.008 0.009
Gold produced - oz (000) 73 78 240 275
OPEN-PIT OPERATIONS
Tons mined - 000 57,606 51,474 151,050 124,612
Stripping ratio * 6.17 4.82 5.33 4.00
Tons treated - 000 11,691 11,788 34,791 29,443
Yield - oz/t 0.040 0.042 0.041 0.049
Gold produced - oz (000) 469 492 1,439 1,451
TOTAL
Gold produced - oz 000 1,390 1,434 4,226 4,390
Gold sold - oz 000 1,391 1,434 4,224 4,379
Price received ** - $/oz sold 364 354 354 299
Total cash costs - $/oz produced 237 223 223 157
Total production costs - $/oz produced 275 264 263 197
CAPITAL EXPENDITURE
- $m 88 69 216 182
* Stripping ratio = (tonnes mined total - tonnes mined ore) / tonnes mined ore
** Price received includes realised non-hedge derivatives
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

GROUP INCOME STATEMENT

Quarter ended
Nine months ended
September
June
September
September
2003
2003
2003
2002
SA Rand million
Notes
Unaudited
Unaudited
Unaudited
Unaudited
Gold income
3,735 3,907 11,580 13,558
Cost of sales
2 (2,821) (2,932) (8,638) (9,208)
914 975 2,942 4,350
Non-hedge derivatives 390 119 665 676
Operating profit (1)
1,304 1,094 3,607 5,026
Corporate administration and other expenses (46) (82) (213) (185)
Market development costs (29) (25) (94) (134)
Exploration costs (68) (72) (215) (233)
Interest receivable 56 63 191 288
Other net expense (31) (66) (130) (54)
Finance costs (77) (71) (217) (364)
Marked-to-market of debt financial instruments 7 - 7 -
Abnormal item - settlement of claim - - - (102)
Profit before exceptional items
1,116 841 2,936 4,242
Amortisation of goodwill (54) (56) (168) (226)
Impairment of mining assets (252) (95) (347) -
Profit (loss) on disposal of assets - 56 56 (139)
Profit on disposal of investments 280 - 280 -
Termination of retirement benefit plans - - - 2
Profit on ordinary activities before taxation
1,090 746 2,757 3,879
Taxation 3 (334) (266) (938) (1,284)
Profit on ordinary activities after taxation
756 480 1,819 2,595
Minority interests (27) (36) (98) (106)
Net profit
729 444 1,721 2,489
Operating profit
1,304 1,094 3,607 5,026
300 12 304 (179)
Adjusted operating profit
1,004 1,082 3,303 5,205
Headline earnings
Net profit 729 444 1,721 2,489
Amortisation of goodwill 54 56 168 226
Impairment of mining assets 252 95 347 -
(Profit) loss on disposal of assets - (56) (56) 139
Profit on disposal of investments (280) - (280) -
Termination of retirement benefit plans - - - (2)
Taxation on exceptional items (81) (26) (106) 47
Headline earnings
674 513 1,794 2,899
(307) (12) (311) 179
Deferred tax on unrealised non-hedge derivatives 130 15 145 (82)
497 516 1,628 2,996
Earnings per ordinary share (cents)
- Basic
327 199 773 1,123
- Diluted 326 199 769 1,116
- Headline 303 230 805 1,307
- Adjusted headline 223 232 731 1,351
Interim dividends
 - Rm
837 1,506
- cents per share 375 675
The results have been prepared in accordance with International Financial Reporting Standards (IFRS)
(1) Adjusted operating profit
Adjusted headline earnings
The net profit has been adjusted by the following to
arrive at headline earnings:
The operating profit has been adjusted by the following
to arrive at adjusted operating profit:
Unrealised non-hedge derivatives
Unrealised non-hedge derivatives and marked-to-
market of debt financial instruments
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

GROUP INCOME STATEMENT

Quarter ended
Nine months ended
September
June
September
September
2003
2003
2003
2002
US Dollar million
Notes
Unaudited
Unaudited
Unaudited
Unaudited
Gold income
505 505 1,482 1,260
Cost of sales
2 (381) (380) (1,107) (856)
124 125 375 404
Non-hedge derivatives 52 17 88 62
Operating profit (1)
176 142 463 466
Corporate administration and other expenses (6) (11) (27) (17)
Market development costs (4) (3) (12) (12)
Exploration costs (9) (9) (28) (22)
Interest receivable 8 9 24 27
Other net expense (4) (11) (17) (5)
Finance costs (11) (9) (28) (34)
Marked-to-market of debt financial instruments 1 - 1 -
Abnormal item - settlement of claim - - - (10)
Profit before exceptional items
151 108 376 393
Amortisation of goodwill (7) (7) (21) (21)
Impairment of mining assets (35) (12) (47) -
Profit (loss) on disposal of assets - 7 7 (12)
Profit on disposal of investments 38 - 38 -
Termination of retirement benefit plans - - - -
Profit on ordinary activities before taxation
147 96 353 360
Taxation 3 (46) (34) (122) (119)
Profit on ordinary activities after taxation
101 62 231 241
Minority interests (4) (5) (12) (10)
Net profit
97 57 219 231
Operating profit
176 142 463 466
40 2 41 (17)
Adjusted operating profit
136 140 422 483
Headline earnings
Net profit 97 57 219 231
Amortisation of goodwill 7 7 21 21
Impairment of mining assets 35 12 47 -
(Profit) loss on disposal of assets - (7) (7) 12
Profit on disposal of investments (38) - (38) -
Termination of retirement benefit plans - - - -
Taxation on exceptional items (11) (3) (14) 4
Headline earnings
90 66 228 268
(41) (2) (42) 17
Deferred tax on unrealised non-hedge derivatives 18 2 21 (8)
67 66 207 277
Earnings per ordinary share (cents)
- Basic
44 26 98 104
- Diluted 43 26 98 104
- Headline 40 30 102 121
- Adjusted headline 30 30 93 125
Interim dividends
(2)
- $m 113 142
- cents per share 51 64
(2)
Dividends are translated at actual rates on date of payment
The results have been prepared in accordance with International Financial Reporting Standards (IFRS)
(1) Adjusted operating profit
Adjusted headline earnings
The net profit has been adjusted by the following to
arrive at headline earnings:
The operating profit has been adjusted by the following
to arrive at adjusted operating profit:
Unrealised non-hedge derivatives
Unrealised non-hedge derivatives and marked-to-
market of debt financial instruments
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

GROUP BALANCE SHEET
As at
As at
As at
As at
September
June
December
September
2003
2003
2002
2002
SA Rand million
Unaudited
Unaudited
Audited
Unaudited
ASSETS
Non-current assets
Mining assets
17,711 18,283 19,555 21,845
Goodwill 2,735 2,980 3,210 4,012
Investments in associates 151 155 165 154
Other investments 174 219 197 201
AngloGold Environmental Rehabilitation Trust 297 292 275 238
Other non-current assets 551 565 466 505
Derivatives 563 592 549 867
22,182
23,086
24,417
27,822
Current assets
Inventories
1,781 1,778 1,848 2,200
Trade and other receivables 1,316 1,523 2,190 2,464
Cash and cash equivalents 3,765 2,330 3,544 3,645
Current portion of other non-current assets 62 67 3 4
Derivatives 2,762 1,954 1,996 1,561
9,686
7,652
9,581
9,874
TOTAL ASSETS
31,868
30,738
33,998
37,696
EQUITY AND LIABILITIES
Equity
Shareholders' equity
10,784 12,146 12,375 12,804
Minority interests 257 304 347 402
11,041
12,450
12,722
13,206
Non-current liabilities
Borrowings
5,758 4,122 7,219 9,106
Provisions 1,744 1,798 2,008 2,118
Deferred taxation 4,011 3,953 3,445 2,977
Derivatives 1,647 1,200 2,028 3,479
13,160
11,073
14,700
17,680
Current liabilities
Current portion of borrowings
2,264 2,547 719 990
Trade and other payables 2,049 2,181 2,145 2,470
Taxation 267 193 1,124 1,331
Derivatives 3,087 2,294 2,588 2,019
7,667
7,215
6,576
6,810
TOTAL EQUITY AND LIABILITIES
31,868
30,738
33,998
37,696
The results have been prepared in accordance with International Financial Reporting Standards (IFRS)
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

GROUP BALANCE SHEET
As at
As at
As at
As at
September
June
December
September
2003
2003
2002
2002
US Dollar million
Unaudited
Unaudited
Audited
Unaudited
ASSETS
Non-current assets
Mining assets
2,552 2,443 2,280 2,071
Goodwill 394 398 374 380
Investments in associates 22 21 19 15
Other investments 25 29 23 19
AngloGold Environmental Rehabilitation Trust 43 39 32 23
Other non-current assets 79 75 55 48
Derivatives 81 79 64 82
3,196
3,084
2,847
2,638
Current assets
Inventories
257 238 216 209
Trade and other receivables 190 203 255 234
Cash and cash equivalents 542 311 413 346
Current portion of other non-current assets 9 9 - -
Derivatives 398 261 233 148
1,396
1,022
1,117
937
TOTAL ASSETS
4,592
4,106
3,964
3,575
EQUITY AND LIABILITIES
Equity
Shareholders' equity
1,555 1,622 1,443 1,216
Minority interests 37 41 40 38
1,592
1,663
1,483
1,254
Non-current liabilities
Borrowings
830 551 842 863
Provisions 251 240 234 201
Deferred taxation 578 528 402 282
Derivatives 237 160 236 330
1,896
1,479
1,714
1,676
Current liabilities
Current portion of borrowings
326 340 84 94
Trade and other payables 295 291 250 234
Taxation 38 26 131 126
Derivatives 445 307 302 191
1,104
964
767
645
TOTAL EQUITY AND LIABILITIES
4,592
4,106
3,964
3,575
The results have been prepared in accordance with International Financial Reporting Standards (IFRS)
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

GROUP CASH FLOW STATEMENT
Quarter ended
Nine months ended
September
June
September
September
2003
2003
2003
2002
SA Rand million
Unaudited
Unaudited
Unaudited
Unaudited
Cash flows from operating activities
Cash generated from operations
1,043 1,106 3,626 6,150
Interest received 46 53 161 258
Environmental and other expenditure (41) (33) (125) (105)
Dividends received from associates - - 9 19
Finance costs (67) (58) (211) (333)
Recoupment tax received: Free State assets - 681 681 -
Recoupment tax paid: Free State assets - (681) (681) -
Taxation paid (51) (547) (677) (932)
Net cash inflow from operating activities
930
521
2,783
5,057
Cash flows from investing activities
Capital expenditure
(661) (538) (1,687) (1,962)
Proceeds from disposal of mining assets 5 14 18 -
Net proceeds from disposal of mines - - - 1,554
Proceeds - - - 1,819
Contractual obligations - - - (265)
Investments acquired - (3) (3) (356)
Proceeds from disposal of investments 351 - 351 1,834
Acquisition of subsidiary - - - (979)
Disposal of subsidiary - 8 8 -
Loans advanced (2) (6) (10) (49)
Repayment of loans advanced 14 7 22 151
Net cash (outflow) inflow from investing activities
(293)
(518)
(1,301)
193
Cash flows from financing activities
Proceeds from issue of share capital
21 3 41 89
Share issue expenses (1) (1) (2) (116)
Proceeds from borrowings 2,182 75 2,330 8,520
Repayment of borrowings (366) (305) (780) (9,339)
Dividends paid (882) (38) (2,442) (2,792)
Net cash inflow (outflow) from financing activities
954
(266)
(853)
(3,638)
Net increase (decrease) in cash and cash equivalents
1,591 (263) 629 1,612
Translation (156) (93) (408) (251)
Opening cash and cash equivalents 2,330 2,686 3,544 2,284
Closing cash and cash equivalents
3,765
2,330
3,765
3,645
Cash generated from operations
Profit on ordinary activities before taxation
1,090 746 2,757 3,879
Adjusted for:
Non-cash movements
(97) (15) (189) (147)
Amortisation of mining assets 391 444 1,284 1,908
Interest receivable (56) (63) (191) (288)
Other net income (3) 26 87 (12)
Finance costs 77 71 217 364
Movement on non-hedge derivatives (337) (26) (351) 179
Amortisation of goodwill 54 56 168 226
Impairment of mining assets 252 95 347 -
(Profit) loss on disposal of assets - (56) (56) 86
Termination of retirement benefit plans - - - (2)
Profit on disposal of investments (280) - (280) -
Movement in working capital (48) (172) (167) (43)
1,043
1,106
3,626
6,150
Movement in working capital:
Decrease (increase) in trade and other receivables
207 (99) 192 240
(Increase) decrease in inventories (1) 26 54 (253)
Decrease in trade and other payables (254) (99) (413) (30)
(48)
(172)
(167)
(43)
The results have been prepared in accordance with International Financial Reporting Standards (IFRS)
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

GROUP CASH FLOW STATEMENT
Quarter ended
Nine months ended
September
June
September
September
2003
2003
2003
2002
US Dollar million
Unaudited
Unaudited
Unaudited
Unaudited
Cash flows from operating activities
Cash generated from operations
145 130 457 570
Interest received 6 7 20 24
Environmental and other expenditure (5) (4) (15) (10)
Dividends received from associates - - 1 2
Finance costs (9) (8) (27) (31)
Recoupment tax received: Free State assets - 91 91 -
Recoupment tax paid: Free State assets - (91) (91) -
Taxation paid (11) (62) (83) (86)
Net cash inflow from operating activities
126
63
353
469
Cash flows from investing activities
Capital expenditure
(88) (69) (216) (182)
Proceeds from disposal of mining assets 1 2 3 -
Net proceeds from disposal of mines - - - 141
Proceeds - - - 164
Contractual obligations - - - (23)
Investments acquired - - - (33)
Proceeds from disposal of investments 45 - 45 159
Acquisition of subsidiary - - - (97)
Disposal of subsidiary - 1 1 -
Loans advanced - (1) (1) (5)
Repayment of loans advanced 1 1 2 14
Net cash (outflow) inflow from investing activities
(41)
(66)
(166)
(3)
Cash flows from financing activities
Proceeds from issue of share capital
3 - 6 8
Share issue expenses - - - (11)
Proceeds from borrowings 296 9 314 789
Repayment of borrowings (48) (38) (100) (865)
Dividends paid (119) (5) (309) (257)
Net cash inflow (outflow) from financing activities
132
(34)
(89)
(336)
Net increase (decrease) in cash and cash equivalents
217 (37) 98 130
Translation 14 8 31 25
Opening cash and cash equivalents 311 340 413 191
Closing cash and cash equivalents
542
311
542
346
Cash generated from operations
Profit on ordinary activities before taxation
147 96 353 360
Adjusted for:
Non-cash movements
(13) (2) (25) (14)
Amortisation of mining assets 53 57 164 178
Interest receivable (8) (9) (24) (27)
Other net income (2) 4 11 (1)
Finance costs 11 9 28 34
Movement on non-hedge derivatives (45) (3) (47) 17
Amortisation of goodwill 7 7 21 21
Impairment of mining assets 35 12 47 -
(Profit) loss on disposal of assets - (7) (7) 8
Termination of retirement benefit plans - - - -
Profit on disposal of investments (38) - (38) -
Movement in working capital (2) (34) (26) (6)
145
130
457
570
Movement in working capital:
Decrease (increase) in trade and other receivables
14 (28) (25) 2
(Increase) decrease in inventories (19) (9) (43) (46)
Decrease in trade and other payables 3 3 42 38
(2)
(34)
(26)
(6)
The results have been prepared in accordance with International Financial Reporting Standards (IFRS)
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Ordinary
share
Non -
Foreign
Other
capital and
distributable
currency          comprehensive
Retained
premium
reserves
translation
income
earnings
Total
SA Rand million
Balance at 31 December 2001
8,140 143 2,999 (1,057) 3,132 13,357
Movements on other comprehensive income (829) (829)
Net profit 2,489 2,489
Dividends paid (2,728) (2,728)
Ordinary shares issued 1,397 1,397
Transfer from non-distributable reserves (6) 6 -
Translation (870) (12) - (882)
Balance at 30 September 2002
9,537
137
2,129
(1,898)
2,899
12,804
Balance at 31 December 2002
9,607 138 360 (1,583) 3,853 12,375
Movements on other comprehensive income (69) (69)
Net profit 1,721 1,721
Dividends paid (2,337) (2,337)
Ordinary shares issued 39 39
Transfer from non-distributable reserves - - -
Translation (1,138) 193 - (945)
Balance at 30 September 2003
9,646
138
(778)
(1,459)
3,237
10,784
US Dollar million
Balance at 31 December 2001
681 12 250 (88) 262 1,117
Movements on other comprehensive income (69) (69)
Net profit 231 231
Dividends paid (251) (251)
Ordinary shares issued 129 129
Transfer from non-distributable reserves (1) 1 -
Translation 94 2 (46) (23) 32 59
Balance at 30 September 2002
904
13
204
(180)
275
1,216
Balance at 31 December 2002
1,120 16 43 (185) 449 1,443
Movements on other comprehensive income (2) (2)
Net profit 219 219
Dividends paid (296) (296)
Ordinary shares issued 5 5
Transfer from non-distributable reserves - - -
Translation 265 5 (155) (23) 94 186
Balance at 30 September 2003
1,390
21
(112)
(210)
466
1,555
The results have been prepared in accordance with International Financial Reporting Standards (IFRS)
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

1.   Basis of preparation
The financial statements have been prepared in accordance with the historic cost convention, except for certain financial instruments, which have been stated at fair value. The group's accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2002.
The summarised group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and South African Generally Accepted Accounting Practices (SA GAAP), in compliance with the Listings Requirements of the JSE Securities Exchange South Africa (JSE) and in the manner required by the South African Companies Act, 1973 for the preparation of interim financial information. Accordingly, the financial statements do not include all the information and disclosures required by IFRS, SA GAAP and in the manner required by the South African Companies Act, 1973 for annual consolidated financial statements.
2.   Cost of sales
Rm (unaudited) $m (unaudited)
Quarter ended Nine months ended Quarter ended Nine months ended
Sept                June                Sept                 Sept                Sept                June                 Sept                Sept
2003 2003 2003 2002               2003 2003 2003 2002
Cash operating costs 2,395 2,429 7,202 7,305 324 314 923 679
Other cash costs 60 63 193 201 8 9 25 18
Total cash costs 2,455 2,492 7,395 7,506 332 323 948 697
Retrenchment costs 7                      2 13 30                        1                      1                    2                      3
Rehabilitiation and other non-
cash costs 17 25 65 46                      2                       3                   8                      4
Production costs 2,479 2,519 7,473 7,582                   335                    327              958                   704
Amortisation of mining assets 391 444 1,284 1,908 53 57 164 178
Total production costs 2,870 2,963 8,757 9,490 388 384 1,122 882
Inventory change (49) (31) (119) (282) (7) (4) (15) (26)
2,821
2,932
8,638
9,208                    381                 380
1,107                  856
3.   Taxation
Rm (unaudited) $m (unaudited)
Quarter ended Nine months ended Quarter ended Nine months ended
Sept                June                 Sept               Sept                   Sept               June               Sept                 Sept
2003 2003 2003 2002                 2003 2003 2003 2002
Normal taxation 93 151 489 1,104                     13                   20                    61 107
Deferred taxation 192 126 410 262                    26                   15                    54                   21
Deferred tax on unrealised
non-hedge derivatives 130 15 145 (82) 18 2 21 (8)
Taxation on abnormal item (47) (5)
Taxation on exceptional items (81) (26) (106) 47 (11) (3) (14) 4
334
266
938
1,284                     46                    34
122
119
Notes

ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

4. Shares
30 Sept 2003 30 June 2003 30 Sept 2002
Shares in issue:
Ordinary shares 222,946,842 222,785,154 222,278,426
A redeemable preference shares 2,000,000 2,000,000 2,000,000
B redeemable preference shares 778,896 778,896 778,896
Weighted average number of ordinary shares for the year:
Basic 222,772,159 222,737,513 221,736,404
Diluted 223,817,500 223,437,590 223,024,350
During the quarter, 161,688 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme. All the preference shares are held by a wholly-owned subsidiary company.
5. Capital commitments:
Orders placed and outstanding on capital contracts at the prevailing rate of exchange on that date:
Rm $m
30 Sept 30 June 31 Dec 30 Sept 30 Sept 30 June 31 Dec 30 Sept
2003 2003 2002 2002 2003 2003 2002 2002
864 1,123 918 1,067 118 150 107 101
6. Exchange rates
30 Sept 30 June 31 Dec 30 Sept
2003 2003 2002 2002
Rand/US dollar average year to date 7.82 8.03 10.48 10.79
Rand/US dollar average quarterly 7.40 7.73 9.62 10.42
Rand/US dollar closing 6.94 7.48 8.58 10.55
7.   Interest
Although AngloGold holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flow from the operation until the loan, extended to the joint venture by AngloGold North America Inc., is repaid.
8.   Bond
AngloGold launched a senior unsecured, five year, R2 billion bond on 21 August 2003 at a spread of 118 basis points to the South African R194 government bond at a fixed semi-annual coupon of 10.5%. The Bond was listed on the Bond Exchange of South Africa under the code "AG01" on 28 August 2003 and has a maturity date of 28 August 2008. Coupons are payable on 28 August and 28 February. This debut bond issue was placed with a wide spread of domestic institutional investors.
9.   Announcements: Since 1 July 2003, AngloGold made the following announcements:
9.1 Further to the announcements made by AngloGold on 16 May 2003 and 13 June 2003, AngloGold and Ashanti Goldfields Company Limited issued a joint announcement on 4 August 2003, which detailed the proposed merger of the two companies. The Transaction Agreement which was signed by both parties outlined the terms and structure of the merger. In essence, the merger, which would be effected by means of a scheme of arrangement between Ashanti and its shareholders, proposed that AngloGold offer to Ashanti shareholders, 26 AngloGold shares for every 100 Ashanti ordinary shares and global depositary securities. This announcement was followed by further cautionary

ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

announcements on 22 September 2003, in which AngloGold advised that it was awaiting a response from the Government of Ghana, a substantial shareholder and regulator of Ashanti, on whether it would support the merger, and on 23 September 2003 in which AngloGold advised that it had reached agreement with Ashanti to extend the Transaction Agreement to 31 October 2003, or such later date as may be agreed by Ashanti and AngloGold. On 15 October 2003 it was announced that AngloGold had increased its offer to 29 AngloGold ordinary shares for every 100 Ashanti ordinary shares and global depositary securities and that the board of Ashanti had resolved to recommend the proposed merger to its shareholders. Lonmin Plc, which holds 27.6% of Ashanti's issued share capital, has undertaken to vote its shares in favour of the merger. The merger is conditional on the support of the Government of Ghana as shareholder and regulator of Ashanti, the approval of the scheme of arrangement and its confirmation by the High Court of Ghana and certain other regulatory approvals and third party consents, as detailed in the 4 August 2003 announcement. On 29 October 2003, it was announced that the Government of Ghana supported AngloGold's proposed merger with Ashanti. On 30 October 2003, AngloGold announced the principal terms of commitments with the Government of Ghana.

9.2
On 18 September 2003 AngloGold and Gold Fields Limited jointly announced that agreement had been reached on the sale by Gold Fields of a portion of the Driefontein mining area to AngloGold for a cash consideration of R315 million.
Copies of the detailed announcements may be accessed from the AngloGold website on www.anglogold.com.
10.
 Dividends: Interim dividend No. 94 of 375 South African cents or 31.964 UK pence per share was paid to registered shareholders on 29 August 2003, while a dividend of 15.7425 Australian cents per CHESS Depositary Interest (CDI) was paid on the same day. Each CDI represents one-fifth of an ordinary share. A dividend was paid to holders of American Depositary Receipts (ADRs) on 9 September 2003 at a rate of 50.73 US cents per American Depositary Share (ADS). Each ADS represents one ordinary share.
11. The group financial statements for the quarter and nine months ended 30 September 2003 were authorised for issue in accordance with a resolution of the directors passed on 30 October 2003. AngloGold is a limited liability company incorporated in the Republic of South Africa.
By order of the board
Russell Edey
Bobby Godsell
Chairman
Chief Executive Officer
30 October 2003

KEY OPERATING RESULTS
PER REGION
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
SA Rand / Metric
Capital expenditure - Rm
Capital expenditure - $m
SOUTH AFRICA REGION
404
308
1,010
677
54
40
129
63
VAAL RIVER
Great Noligwa Mine 45 35 105 36 6 5 13 3
Kopanang Mine 14 17 54 56 2 2 7 5
Tau Lekoa Mine 11 6 28 7 2 1 4 1
Moab Khotsong 139 109 361 293 18 14 46 27
WEST WITS
Mponeng Mine 121 95 296 203 16 12 38 19
Savuka Mine 40 15 73 30 5 2 9 3
TauTona Mine 34 31 93 52 5 4 12 5
EAST & WEST AFRICA REGION
57
52
157
200
8
6
20
19
Geita - Attributable 50% 22 17 54 62 3 2 7 6
Morila - Attributable 40% 10 9 29 43 1 1 4 4
Navachab 6 6 16 12 1 - 2 1
Sadiola - Attributable 38% 4 6 18 55 1 1 2 5
Yatela - Attributable 40% 15 14 40 28 2 2 5 3
NORTH AMERICA REGION
56
76
187
696
8
9
24
64
Cripple Creek & Victor J.V. 56 63 167 633 8 8 21 59
Jerritt Canyon J.V. - Attributable 70% - 13 20 61 - 1 3 5
Exploration - - - 2 - - - -
SOUTH AMERICA REGION
101
75
231
228
13
9
29
21
Cerro Vanguardia - Attributable 92.50% 32 17 55 21 4 2 7 2
Morro Velho 53 43 135 136 7 5 17 13
Serra Grande - Attributable 50% 6 6 16 28 1 1 2 3
Minorities 10 9 25 43 1 1 3 3
AUSTRALIA REGION
38
21
88
152
5
3
11
14
Sunrise Dam 37 20 81 111 5 3 10 10
Exploration 1 1 7 41 - - 1 4
Other 5 6 14 9 - 2 3 1
ANGLOGOLD GROUP
661
538
1,687
1,962
88
69
216
182
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

KEY OPERATING RESULTS
PER REGION
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
SA Rand / Metric
Yield - g/t
Gold produced - kg
SOUTH AFRICA REGION *
8.27
7.97
8.08
8.48
26,265
25,286
76,393
79,342
VAAL RIVER
Great Noligwa Mine 10.62 10.06 10.37 11.22 6,752 6,065 18,493 21,053
Kopanang Mine 7.40 6.69 6.96 7.14 4,119 3,589 11,582 11,582
Tau Lekoa Mine 4.06 4.20 4.31 4.41 2,449 2,539 7,518 6,992
Surface Operations 0.60 0.58 0.61 0.55 835 889 2,704 2,336
ERGO
0.19 0.20 0.20 0.25 1,407 1,532 4,716 6,161
WEST WITS
Mponeng Mine 8.81 9.07 8.99 8.68 4,055 3,976 11,820 10,562
Savuka Mine 5.49 6.27 5.83 7.55 1,376 1,653 4,521 5,831
TauTona Mine 13.19 11.93 12.05 11.63 5,272 5,024 15,020 14,770
Surface Operations - 0.88 0.88 9.26 - 19 19 55
EAST & WEST AFRICA REGION
3.77
3.55
3.62
4.15
7,699
7,692
22,789
24,760
Geita - Attributable 50% 3.83 2.58 3.07 3.82 2,745 1,925 6,646 7,096
Morila - Attributable 40% 7.55 9.54 8.66 10.94 2,483 2,942 8,391 9,040
Navachab 1.65 1.90 1.79 1.92 559 657 1,780 1,993
Sadiola - Attributable 38% 2.79 2.52 2.67 2.94 1,311 1,237 3,774 4,182
Yatela - Attributable 40% 3.18 3.35 2.88 3.00 601 931 2,198 2,449
NORTH AMERICA REGION
0.31
0.60
0.48
0.61
2,065
4,152
9,767
10,044
Cripple Creek & Victor J.V. 0.31 0.36 0.33 0.29 2,065 2,433 6,456 4,619
Jerritt Canyon J.V. - Attributable 70% - 7.41 7.15 8.02 - 1,719 3,311 5,425
SOUTH AMERICA REGION
6.55
6.65
6.90
7.72
3,866
3,995
12,118
10,431
6.05 6.70 7.11 9.31 1,291 1,524 4,687 3,512
Morro Velho 6.48 6.16 6.38 6.78 1,822 1,722 5,192 4,698
Serra Grande - Attributable 50% 7.89 7.94 7.91 7.88 753 749 2,239 2,221
AUSTRALIA REGION
2.13
2.21
2.24
2.62
3,345
3,488
10,390
11,966
Boddington - Attributable 33.33% - - - - - - - 54
Sunrise Dam 2.98 2.97 3.15 3.58 2,652 2,613 8,233 9,095
Union Reefs 1.02 1.25 1.06 1.39 693 875 2,157 2,817
ANGLOGOLD GROUP
43,240
44,613
131,457
136,543
Underground Operations 8.18 7.84 7.96 8.35
Open-pit Operations 1.37 1.43 1.42 1.69
* Yield excludes surface operations.
Cerro Vanguardia - Attributable 92.50%
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

KEY OPERATING RESULTS
PER REGION
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
SA Rand / Metric
Productivity per employee - g
Gold sold - kg
SOUTH AFRICA REGION
26,536
24,984
76,368
79,048
VAAL RIVER
Great Noligwa Mine 240 213 219 252 6,821 5,991 18,491 20,949
Kopanang Mine 188 159 172 170 4,162 3,544 11,582 11,525
Tau Lekoa Mine 168 174 173 168 2,475 2,510 7,516 6,958
Surface Operations 640 658 656 420 844 879 2,703 2,325
ERGO
243 260 267 330 1,407 1,532 4,716 6,152
WEST WITS
Mponeng Mine 248 245 242 207 4,099 3,926 11,814 10,531
Savuka Mine 102 116 105 134 1,391 1,629 4,511 5,820
TauTona Mine 312 298 296 286 5,337 4,955 15,016 14,733
Surface Operations - - - - - 18 19 55
EAST & WEST AFRICA REGION
7,544
7,658
22,654
24,417
Geita - Attributable 50% 1,345 934 1,119 1,447 2,745 1,925 6,646 7,096
Morila - Attributable 40% 3,374 4,282 3,983 4,014 2,440 3,005 8,348 8,730
Navachab 424 634 512 636 464 657 1,685 1,993
Sadiola - Attributable 38% 1,925 1,808 1,847 2,630 1,242 1,193 3,772 4,183
Yatela - Attributable 40% 760 1,383 1,065 1,491 653 878 2,203 2,415
NORTH AMERICA REGION
2,065
4,152
9,767
10,029
Cripple Creek & Victor J.V. 2,080 2,447 2,196 1,627 2,065 2,433 6,456 4,619
Jerritt Canyon J.V. - Attributable 70% - 1,991 1,899 2,080 - 1,719 3,311 5,410
SOUTH AMERICA REGION
3,766
4,146
12,197
10,595
853 1,052 1,057 1,581 1,292 1,605 4,791 3,631
Morro Velho 469 443 442 440 1,777 1,763 5,229 4,705
Serra Grande - Attributable 50% 939 957 948 946 697 778 2,177 2,259
AUSTRALIA REGION
3,348
3,660
10,399
12,107
Boddington - Attributable 33.33% - - - - - - - 75
Sunrise Dam 2,889 2,782 2,952 3,214 2,640 2,797 8,222 9,203
Union Reefs 2,151 1,874 1,654 1,995 708 863 2,177 2,829
ANGLOGOLD GROUP
43,259
44,600
131,385
136,196
Cerro Vanguardia - Attributable 92.50%
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

KEY OPERATING RESULTS
PER REGION
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
SA Rand / Metric
Total cash costs - R/kg
Total production costs - R/kg
SOUTH AFRICA REGION
61,657
60,499
61,088
52,443
66,285
64,666
65,403
59,078
VAAL RIVER
Great Noligwa Mine 52,183 53,096 53,328 40,018 55,371 56,424 56,560 43,431
Kopanang Mine 62,189 66,409 64,125 54,145 65,960 70,212 67,892 59,994
Tau Lekoa Mine 75,407 67,347 69,589 64,953 79,712 71,311 73,750 76,639
Surface Operations 50,454 50,220 47,657 45,580 50,489 50,220 47,669 48,618
ERGO
97,163 87,137 86,239 61,461 104,856 92,996 93,242 69,533
WEST WITS
Mponeng Mine 59,039 57,851 58,316 60,356 68,562 66,382 67,054 77,022
Savuka Mine 115,931 95,444 105,465 77,801 122,651 98,424 109,389 81,752
TauTona Mine 47,096 46,091 47,391 44,686 49,989 48,806 50,113 48,021
EAST & WEST AFRICA REGION
41,282
41,524
41,644
42,171
55,161
53,877
55,115
61,750
Geita - Attributable 50% 44,735 57,231 52,318 56,652 54,405 66,274 62,111 72,360
Morila - Attributable 40% 25,875 23,387 23,779 24,727 42,139 38,758 39,904 48,972
Navachab 71,907 54,756 63,000 48,288 75,214 57,533 65,861 52,209
Sadiola - Attributable 38% 46,315 52,990 51,464 51,656 61,346 68,618 67,215 78,432
Yatela - Attributable 40% 59,628 49,406 53,651 56,916 89,982 61,318 72,618 70,623
NORTH AMERICA REGION
54,189
55,826
57,456
80,196
76,546
83,594
84,398
120,471
Cripple Creek & Victor J.V. 51,696 46,736 49,537 66,167 75,156 77,817 77,843 113,257
Jerritt Canyon J.V. - Attributable 70% - 67,158 69,686 90,212 - 90,237 94,657 124,686
SOUTH AMERICA REGION
36,787
36,126
35,348
42,254
56,179
56,976
55,586
68,960
41,121 37,753 36,433 35,011 72,220 67,966 65,177 70,760
Morro Velho 34,827 35,631 34,824 46,914 48,029 50,421 49,424 68,908
Serra Grande - Attributable 50% 26,026 25,756 25,570 35,550 38,624 39,655 39,561 55,551
AUSTRALIA REGION
59,010
61,836
61,414
64,948
72,127
76,290
75,758
83,433
Sunrise Dam 57,704 60,712 56,934 59,387 73,029 78,480 73,026 76,563
Union Reefs 57,143 57,966 70,313 75,620 57,172 58,782 73,471 93,354
ANGLOGOLD GROUP
56,311
55,502
55,966
54,242
65,502
65,654
65,891
68,270
Cerro Vanguardia - Attributable 92.50%
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

KEY OPERATING RESULTS
PER REGION
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
SA Rand / Metric
EBITDA - Rm
SOUTH AFRICA REGION
701
702
2,142
3,726
607
619
1,881
3,308
VAAL RIVER
Great Noligwa Mine 276 222 722 1,258 258 206 673 1,200
Kopanang Mine 118 79 309 522 105 68 272 471
Tau Lekoa Mine 41 54 154 241 32 46 128 174
Surface Operations 35 36 118 122 35 36 118 122
ERGO
(22) (9) (20) 202 (22) (8) (23) 189
WEST WITS
Mponeng Mine 110 124 348 426 73 91 248 256
Savuka Mine (53) (12) (86) 133 (56) (16) (96) 114
TauTona Mine 196 207 597 817 182 195 561 777
Surface Operations - 1 - 5 - 1 - 5
EAST & WEST AFRICA REGION
305
310
964
1,444
205
217
673
975
Geita - Attributable 50% 92 37 176 311 67 21 116 205
Morila - Attributable 40% 138 183 515 692 100 138 383 475
Navachab 3 18 54 111 1 16 49 104
Sadiola - Attributable 38% 54 40 144 216 35 21 88 107
Yatela - Attributable 40% 18 32 75 114 2 21 37 84
NORTH AMERICA REGION
88
124
311
471
23
5
19
(22)
Cripple Creek & Victor J.V. 88 101 270 333 23 19 55 15
Jerritt Canyon J.V. - Attributable 70% - 23 41 138 - (14) (36) (37)
SOUTH AMERICA REGION
183
230
706
796
113
151
473
532
54 87 268 293 15 42 136 172
Morro Velho 88 94 294 322 66 70 223 223
Serra Grande - Attributable 50% 41 49 144 181 32 39 114 137
AUSTRALIA REGION
78
111
300
533
39
67
171
345
Boddington - Attributable 33.33% - - - 1 - - - 1
Sunrise Dam 62 91 267 464 23 47 140 314
Union Reefs 16 20 33 67 16 20 31 34
Tanami - Attributable 40% - - - 1 - - - (4)
Other (114) (174) (462) (520) 17 23 86 67
ANGLOGOLD GROUP
1,241
1,303
3,961
6,450
1,004
1,082
3,303
5,205
Adjusted operating profit - Rm
Cerro Vanguardia - Attributable 92.50%
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

KEY OPERATING RESULTS
PER REGION
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
US Dollar / Imperial
Yield - oz/t
Gold produced - oz 000
SOUTH AFRICA REGION *
0.241
0.232
0.236
0.247
844
813
2,455
2,551
VAAL RIVER
Great Noligwa 0.310 0.293 0.302 0.327 217 196 594 677
Kopanang Mine 0.216 0.195 0.203 0.208 132 115 372 372
Tau Lekoa Mine 0.119 0.122 0.126 0.129 79 82 242 225
Surface Operations 0.017 0.017 0.018 0.016 27 28 87 75
ERGO
0.006 0.006 0.006 0.007 45 49 152 198
WEST WITS
Mponeng Mine 0.257 0.265 0.262 0.253 130 128 380 340
Savuka Mine 0.160 0.183 0.170 0.220 44 53 145 187
TauTona Mine 0.385 0.348 0.351 0.339 170 161 483 475
Surface Operations - 0.026 0.026 0.270 - 1 - 2
EAST & WEST AFRICA REGION
0.110
0.103
0.106
0.121
248
247
733
796
Geita - Attributable 50% 0.112 0.075 0.090 0.111 88 62 214 228
Morila - Attributable 40% 0.220 0.278 0.252 0.319 80 95 270 291
Navachab 0.048 0.056 0.052 0.056 18 21 57 64
Sadiola - Attributable 38% 0.081 0.074 0.078 0.086 42 39 121 134
Yatela - Attributable 40% 0.093 0.098 0.084 0.088 20 30 71 79
NORTH AMERICA REGION
0.009
0.018
0.014
0.018
66
134
314
323
Cripple Creek & Victor J.V. 0.009 0.011 0.009 0.009 66 78 207 149
Jerritt Canyon J.V. - Attributable 70% - 0.216 0.209 0.234 - 56 107 174
SOUTH AMERICA REGION
0.191
0.194
0.201
0.225
124
128
390
335
0.176 0.196 0.207 0.272 41 49 151 113
Morro Velho 0.189 0.180 0.187 0.197 59 55 167 151
Serra Grande - Attributable 50% 0.230 0.232 0.231 0.230 24 24 72 71
AUSTRALIA REGION
0.062
0.064
0.076
0.076
108
112
334
385
Boddington - Attributable 33.33% - - - - - - - 2
Sunrise Dam 0.087 0.087 0.092 0.104 85 84 265 292
Union Reefs 0.030 0.036 0.031 0.040 23 28 69 91
ANGLOGOLD GROUP
1,390
1,434
4,226
4,390
Underground Operations 0.239 0.229 0.232 0.243
Open-pit Operations 0.040 0.042 0.041 0.049
* Yield excludes surface operations.
Cerro Vanguardia - Attributable 92.50%
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

KEY OPERATING RESULTS
PER REGION
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
US Dollar / Imperial
Productivity per employee - oz
Gold sold - oz 000
SOUTH AFRICA REGION
854
803
2,456
2,542
VAAL RIVER
Great Noligwa Mine 7.71 6.86 7.03 8.09 219 192 594 673
Kopanang Mine 6.04 5.10 5.53 5.46 134 114 372 370
Tau Lekoa Mine 5.40 5.61 5.56 5.42 80 81 242 224
Surface Operations 20.59 21.17 21.11 13.50 27 29 87 75
ERGO
7.81 8.35 8.60 10.60 45 49 152 198
WEST WITS
Mponeng Mine 7.98 7.87 7.79 6.64 132 126 380 339
Savuka Mine 3.27 3.73 3.39 4.29 45 52 145 187
TauTona Mine 10.03 9.59 9.52 9.21 172 159 483 474
Surface Operations - - - - - 1 1 2
EAST & WEST AFRICA REGION
242
247
728
785
Geita - Attributable 50% 43.26 30.03 35.99 46.52 88 62 214 228
Morila - Attributable 40% 108.47 137.67 128.04 129.06 78 97 268 281
Navachab 13.65 20.40 16.46 20.45 15 21 54 64
Sadiola - Attributable 38% 61.89 58.12 59.39 84.57 40 39 121 134
Yatela - Attributable 40% 24.43 44.46 34.25 47.95 21 28 71 78
NORTH AMERICA REGION
66
133
314
322
Cripple Creek & Victor J.V. 66.87 78.68 70.59 52.32 66 78 208 148
Jerritt Canyon J.V. - Attributable 70% - 64.00 61.07 66.86 - 55 106 174
SOUTH AMERICA REGION
121
133
392
341
27.44 33.83 33.97 50.83 42 51 154 117
Morro Velho 15.09 14.24 14.20 14.16 57 57 168 151
Serra Grande - Attributable 50% 30.19 30.78 30.48 30.41 22 25 70 73
AUSTRALIA REGION
108
118
334
389
Boddington - Attributable 33.33% - - - - - - - 2
Sunrise Dam 92.90 89.44 94.91 103.33 85 90 264 296
Union Reefs 69.15 60.24 53.19 64.14 23 28 70 91
ANGLOGOLD GROUP
1,391
1,434
4,224
4,379
Cerro Vanguardia - Attributable 92.50%
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

KEY OPERATING RESULTS
PER REGION
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
US Dollar / Imperial
Total cash costs - $/oz
Total production costs - $/oz
SOUTH AFRICA REGION
259
244
244
152
279
260
261
171
VAAL RIVER
Great Noligwa Mine 219 214 213 116 233 227 226 126
Kopanang Mine 261 268 256 157 277 283 271 174
Tau Lekoa Mine 317 271 278 188 335 287 295 222
Surface Operations 212 202 190 132 212 202 190 141
ERGO
408 351 344 177 441 374 372 201
WEST WITS
Mponeng Mine 248 233 233 175 288 267 268 223
Savuka Mine 487 384 421 225 515 396 436 237
TauTona Mine 198 186 189 129 210 196 200 139
EAST & WEST AFRICA REGION
174
167
166
122
232
217
220
178
Geita - Attributable 50% 188 230 209 164 229 267 248 209
Morila - Attributable 40% 109 94 95 72 177 156 159 142
Navachab 303 220 252 140 317 231 263 151
Sadiola - Attributable 38% 195 213 205 149 258 276 267 226
Yatela - Attributable 40% 250 198 214 165 378 246 290 204
NORTH AMERICA REGION
227
225
226
231
320
336
332
348
Cripple Creek & Victor J.V. 217 188 197 191 315 313 310 328
Jerritt Canyon J.V. - Attributable 70% - 270 270 260 - 363 366 359
SOUTH AMERICA REGION
155
145
141
122
236
229
221
199
173 152 145 102 303 274 259 206
Morro Velho 146 143 139 135 202 203 197 199
Serra Grande - Attributable 50% 109 104 102 102 162 160 158 160
AUSTRALIA REGION
248
249
244
188
303
307
301
241
Sunrise Dam 242 244 227 172 307 315 291 222
Union Reefs 240 233 278 218 240 237 290 268
ANGLOGOLD GROUP
237
223
223
157
275
264
263
197
Cerro Vanguardia - Attributable 92.50%
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

KEY OPERATING RESULTS
PER REGION
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
US Dollar / Imperial
EBITDA - $m
SOUTH AFRICA REGION
94
92
274
345
82
80
241
306
VAAL RIVER
Great Noligwa Mine 37 29 93 116 35 27 87 111
Kopanang Mine 16 11 40 49 14 9 35 44
Tau Lekoa Mine 5 7 19 22 4 6 16 16
Surface Operations 5 4 15 11 5 4 15 11
ERGO
(3) (1) (3) 18 (3) (1) (3) 17
WEST WITS
Mponeng Mine 15 16 45 40 10 12 32 24
Savuka Mine (8) (1) (12) 13 (8) (2) (13) 11
TauTona Mine 27 27 77 76 25 25 72 72
Surface Operations - - - - - - - -
EAST & WEST AFRICA REGION
42
41
124
136
29
27
86
92
Geita - Attributable 50% 12 5 23 29 9 3 15 19
Morila - Attributable 40% 19 23 66 65 14 17 49 45
Navachab - 3 7 11 - 2 6 10
Sadiola - Attributable 38% 8 6 18 20 5 3 11 10
Yatela - Attributable 40% 3 4 10 11 1 2 5 8
NORTH AMERICA REGION
12
17
40
44
3
1
2
(2)
Cripple Creek & Victor J.V. 12 14 35 31 3 3 7 1
Jerritt Canyon J.V. - Attributable 70% - 3 5 13 - (2) (5) (3)
SOUTH AMERICA REGION
24
31
89
73
15
20
59
49
7 12 34 27 2 6 17 16
Morro Velho 12 12 37 30 9 9 28 21
Serra Grande - Attributable 50% 5 7 18 16 4 5 14 12
AUSTRALIA REGION
10
15
37
49
5
9
21
32
Boddington - Attributable 33.33% - - - - - - - -
Sunrise Dam 8 12 33 43 3 6 17 29
Union Reefs 2 3 4 6 2 3 4 3
Tanami - Attributable 40% - - - - - - - -
OTHER
(14) (28) (58) (48) 2 3 13 6
ANGLOGOLD GROUP
168
168
506
599
136
140
422
483
Adjusted operating profit - $m
Cerro Vanguardia - Attributable 92.50%
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended September 2003
Statistics are shown in metric units
Advance
Sampled
metres
metres
channel
gold
uranium
width
g/t
cm.g/t
kg/t
cm.kg/t
cm
VAAL RIVER
Great Noligwa Mine
Vaal reef
3,726 464 99.7 19.11 1,905 0.87 87.18
Kopanang Mine
Vaal reef
6,916 976 14.6 128.08 1,870 6.54 95.52
"C" reef 262 - - - - - -
Tau Lekoa Mine
Denny's Reef
- 10 59.0 0.78 46 0.04 2.40
Ventersdorp Contact reef 4,376 566 81.7 11.47 937 0.13 10.31
Moab Khotsong Mine
Vaal reef
1,965 - - - - - -
WEST WITS
TauTona Mine
Ventersdorp Contact reef
34 - - - - - -
Carbon Leader reef 4,132 52 17.5 155.71 2,725 2.70 47.28
Savuka Mine
Ventersdorp Contact reef
715 - - - - - -
Carbon Leader reef 1,392 154 103.0 21.41 2,205 0.01 0.62
Mponeng Mine
Ventersdorp Contact reef
5,847 462 75.2 21.29 1,601 - -
Statistics are shown in imperial units
Advance
Sampled
feet
feet
channel
gold
uranium
width
oz/t
ft.oz/t
lb/t
ft.lb/t
inches
VAAL RIVER
Great Noligwa Mine
Vaal reef
12,226 1,522 39.25 0.56 1.82 1.74 5.69
Kopanang Mine
Vaal reef
22,691 3,202 5.75 3.74 1.79 13.08 6.27
"C" reef 860 - - - - - -
Tau Lekoa Mine
Denny's Reef
- 33 23.23 0.02 0.04 0.08 0.15
Ventersdorp Contact reef 14,357 1,857 32.17 0.33 0.88 0.26 0.70
Moab Khotsong Mine
Vaal reef
6,446 - - - - - -
WEST WITS
TauTona Mine
Ventersdorp Contact reef
112 - - - - - -
Carbon Leader reef 13,556 171 6.89 4.54 2.61 5.40 3.10
Savuka Mine
Ventersdorp Contact reef
2,347 - - - - - -
Carbon Leader reef 4,566 505 40.55 0.62 2.11 0.02 0.07
Mponeng Mine
Ventersdorp Contact reef
19,184 1,516 29.61 0.62 1.53 - -
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

SHAFT SINKING
Quarter ended
Nine months ended
September
June
September
September
2003
2003
2003
2002
Statistics are shown in metric units
metres
MOAB KHOTSONG MINE
Main shaft
Advance
- - - 69
Depth to date (below collar) 3,112 3,112 3,112 3,112
Rock / ventilation sub-vertical shaft
Depth to date
939 939 939 939
Station cutting - - - -
MPONENG MINE
Sub Shaft 1
Depth to date
1,209 1,209 1,209 1,209
Sub Shaft Vent Shaft Deepening
Advance
- - - -
Depth to date 27 27 27 27
Statistics are shown in imperial units
feet
MOAB KHOTSONG MINE
Main shaft
Advance
- - - 227
Depth to date (below collar) 10,210 10,210 10,210 10,210
Rock / ventilation sub-vertical shaft
Depth to date
3,080 3,080 3,080 3,080
Station cutting - - - -
MPONENG MINE
Sub Shaft 1
Depth to date
3,965 3,965 3,965 3,965
Sub Shaft Vent Shaft Deepening
Advance
- - - -
Depth to date 89 89 89 89
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

SOUTH AFRICA REGION
VAAL RIVER
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
GREAT NOLIGWA MINE
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m2 / - 000 ft2 109 104 312 319 1,168 1,118 3,357 3,432
Milled - 000 tonnes / - 000 tons 636 603 1,784 1,876 701 664 1,966 2,068
Yield - g / t / - oz / t 10.62 10.06 10.37 11.22 0.310 0.293 0.302 0.327
Gold produced - kg / - oz (000) 6,752 6,065 18,493 21,053 217 196 594 677
Gold sold - kg / - oz (000) 6,821 5,991 18,491 20,949 219 192 594 673
Price received - R / kg / - $ / oz - sold 91,365 90,534 91,339 100,220 384 364 366 289
Total cash costs - R / - $ - ton milled 554 534 553 449 68 63 64 38
- R / kg / - $ / oz - produced 52,183 53,096 53,328 40,018 219 214 213 116
Total production costs - R / kg / - $ / oz - produced 55,371 56,424 56,560 43,431 233 227 226 126
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 291 281 273 273 9.35 9.04 8.79 8.76
Actual - g / - oz 240 213 219 252 7.71 6.86 7.03 8.09
Target - m2 / - ft2 4.33 4.16 4.02 3.80 46.56 44.81 43.29 40.85
Actual - m2 / - ft2 3.85 3.65 3.69 3.81 41.47 39.32 39.68 41.00
FINANCIAL RESULTS (MILLION)
Gold income
590 518 1,597 1,897 80 67 205 176
Cost of sales 365 337 1,015 899 48 44 130 83
Cash operating costs 350 319 978 833 47 41 126 77
Other cash costs 3 3 8 9 - 1 1 1
Total cash costs 353 322 986 842 47 42 127 78
Retrenchment costs - 1 1 4 - - - -
Rehabilitation and other non-cash costs 3 3 9 10 - 1 1 1
Production costs 356 326 996 856 47 43 128 79
Amortisation of mining assets 18 16 49 58 2 2 6 5
Inventory change (9) (5) (30) (15) (1) (1) (4) (1)
225 181 582 998 32 23 75 93
Realised non-hedge derivatives 33 25 91 202 3 4 12 18
Adjusted operating profit 258 206 673 1,200 35 27 87 111
Capital expenditure 45 35 105 36 6 5 13 3
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

SOUTH AFRICA REGION
VAAL RIVER
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
KOPANANG MINE
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m2 / - 000 ft2 125 117 361 337 1,347 1,261 3,885 3,629
Milled - 000 tonnes / - 000 tons 556 536 1,664 1,623 613 592 1,834 1,789
Yield - g / t / - oz / t 7.40 6.69 6.96 7.14 0.216 0.195 0.203 0.208
Gold produced - kg / - oz (000) 4,119 3,589 11,582 11,582 132 115 372 372
Gold sold - kg / - oz (000) 4,162 3,544 11,582 11,525 134 114 372 370
Price received - R / kg / - $ / oz - sold 91,511 90,635 91,475 100,296 385 364 365 290
Total cash costs - R / - $ - ton milled 460 444 446 386 56 52 52 33
- R / kg / - $ / oz - produced 62,189 66,409 64,125 54,145 261 268 256 157
Total production costs - R / kg / - $ / oz - produced 65,960 70,212 67,892 59,994 277 283 271 174
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 184 179 177 174 5.90 5.75 5.69 5.59
Actual - g / - oz 188 159 172 170 6.04 5.10 5.53 5.46
Target - m2 / - ft2 5.53 5.47 5.35 4.85 59.53 58.87 57.54 52.20
Actual - m2 / - ft2 5.71 5.17 5.36 4.94 61.44 55.68 57.65 53.17
FINANCIAL RESULTS (MILLION)
Gold income
360 307 1,004 1,050 49 40 129 97
Cost of sales 276 255 787 685 37 34 101 64
Cash operating costs 254 236 736 620 34 30 94 58
Other cash costs 2 3 7 7 - 1 1 1
Total cash costs 256 239 743 627 34 31 95 59
Retrenchment costs - 1 1 6 - - - -
Rehabilitation and other non-cash costs 2 2 5 11 - - 1 1
Production costs 258 242 749 644 34 31 96 60
Amortisation of mining assets 13 11 37 51 2 2 5 5
Inventory change 5 2 1 (10) 1 1 - (1)
84 52 217 365 12 6 28 33
Realised non-hedge derivatives 21 16 55 106 2 3 7 11
Adjusted operating profit 105 68 272 471 14 9 35 44
Capital expenditure 14 17 54 56 2 2 7 5
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

SOUTH AFRICA REGION
VAAL RIVER
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
TAU LEKOA MINE
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m2 / - 000 ft2 105 107 312 305 1,128 1,159 3,361 3,282
Milled - 000 tonnes / - 000 tons 602 606 1,746 1,586 664 667 1,925 1,748
Yield - g / t / - oz / t 4.06 4.20 4.31 4.41 0.119 0.122 0.126 0.129
Gold produced - kg / - oz (000) 2,449 2,539 7,518 6,992 79 82 242 225
Gold sold - kg / - oz (000) 2,475 2,510 7,516 6,958 80 81 242 224
Price received - R / kg / - $ / oz - sold 91,566 90,353 91,375 100,450 385 363 364 290
Total cash costs - R / - $ - ton milled 307 283 300 286 38 33 35 24
- R / kg / - $ / oz - produced 75,407 67,347 69,589 64,953 317 271 278 188
Total production costs - R / kg / - $ / oz - produced 79,712 71,311 73,750 76,639 335 287 295 222
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 181 181 176 185 5.81 5.81 5.67 5.96
Actual - g / - oz 168 174 173 168 5.40 5.61 5.56 5.42
Target - m2 / - ft2 7.63 7.56 7.43 7.74 82.15 81.42 80.00 83.30
Actual - m2 / - ft2 7.19 7.40 7.19 7.34 77.41 79.63 77.34 79.05
FINANCIAL RESULTS (MILLION)
Gold income
214 216 650 634 29 28 83 59
Cost of sales 194 181 558 524 26 23 71 49
Cash operating costs 183 170 519 450 25 22 67 42
Other cash costs 1 2 4 4 - - 1 -
Total cash costs 184 172 523 454 25 22 68 42
Retrenchment costs 1 - 2 6 - - - 1
Rehabilitation and other non-cash costs 1 1 3 8 - - - 1
Production costs 186 173 528 468 25 22 68 44
Amortisation of mining assets 9 8 26 67 1 1 3 6
Inventory change (1) - 4 (11) - - - (1)
20 35 92 110 3 5 12 10
Realised non-hedge derivatives 12 11 36 64 1 1 4 6
Adjusted operating profit 32 46 128 174 4 6 16 16
Capital expenditure 11 6 28 7 2 1 4 1
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

SOUTH AFRICA REGION
VAAL RIVER
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
SURFACE OPERATIONS
OPERATING RESULTS
Milled -
000 tonnes / - 000 tons 1,392 1,527 4,427 4,253 1,534 1,683 4,880 4,688
Yield - g / t / - oz / t 0.60 0.58 0.61 0.55 0.017 0.017 0.018 0.016
Gold produced - kg / - oz (000) 835 889 2,704 2,336 27 28 87 75
Gold sold - kg / - oz (000) 844 879 2,703 2,325 27 29 87 75
Price received - R / kg / - $ / oz - sold 91,637 90,599 91,415 100,576 384 364 363 290
Total cash costs - R / - $ - ton milled 30 29 29 25 4 3 3 2
Total cash costs - R / kg / - $ / oz - produced 50,454 50,220 47,657 45,580 212 202 190 132
Total production costs - R / kg / - $ / oz - produced 50,489 50,220 47,669 48,618 212 202 190 141
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 323 313 322 418 10.38 10.07 10.34 13.43
Actual - g / - oz 640 658 656 420 20.59 21.17 21.11 13.50
FINANCIAL RESULTS (MILLION)
Gold income
72 77 235 212 10 10 30 20
Cost of sales 42 44 129 111 6 6 16 11
Cash operating costs 42 45 129 106 6 6 16 10
Other cash costs - - - - - - - -
Total cash costs 42 45 129 106 6 6 16 10
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - 7 - - - 1
Production costs 42 45 129 113 6 6 16 11
Amortisation of mining assets - - - - - - - -
Inventory change - (1) - (2) - - - -
30 33 106 101 4 4 14 9
Realised non-hedge derivatives 5 3 12 21 1 - 1 2
Adjusted operating profit 35 36 118 122 5 4 15 11
Moab Khotsong
Capital expenditure 139 109 361 293 18 14 46 27
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

SOUTH AFRICA REGION
ERGO
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
SURFACE AND DUMP RECLAMATION
Material treated
- 000 tonnes / - 000 tons 7,249 7,849 23,307 24,364 7,990 8,652 25,691 26,857
Yield - g / t / - oz / t 0.19 0.20 0.20 0.25 0.006 0.006 0.006 0.007
Gold produced - kg / - oz (000) 1,407 1,532 4,716 6,161 45 49 152 198
Gold sold - kg / - oz (000) 1,407 1,532 4,716 6,152 45 49 152 198
Price received - R / kg / - $ / oz - sold 85,801 87,223 87,624 100,739 361 351 347 290
Total cash costs - R / - $ - ton treated 19 17 17 16 2 2 2 1
- R / kg / - $ / oz - produced 97,163 87,137 86,239 61,461 408 351 344 177
Total production costs - R / kg / - $ / oz - produced 104,856 92,996 93,242 69,533 441 374 372 201
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 278 256 275 298 8.95 8.24 8.85 9.57
Actual - g / - oz 243 260 267 330 7.81 8.35 8.60 10.60
FINANCIAL RESULTS (MILLION)
Gold income
122 132 408 562 17 17 52 52
Cost of sales 142 141 436 431 18 19 55 39
Cash operating costs 136 133 405 376 18 18 52 35
Other cash costs 1 - 2 2 - - - -
Total cash costs 137 133 407 378 18 18 52 35
Retrenchment costs - - 1 2 - - - -
Rehabilitation and other non-cash costs 10 10 29 35 1 1 4 3
Production costs 147 143 437 415 19 19 56 38
Amortisation of mining assets - (1) 3 13 - - - 1
Inventory change (5) (1) (4) 3 (1) - (1) -
(20) (9) (28) 131 (1) (2) (3) 13
Realised non-hedge derivatives (2) 1 5 58 (2) 1 - 4
Adjusted operating profit (22) (8) (23) 189 (3) (1) (3) 17
Capital expenditure - - - - - - - -
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

SOUTH AFRICA REGION
WEST WITS
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
MPONENG MINE
OPERATING RESULTS
UNDERGROUND
Area mined
- 000 m2 / - 000 ft2 89 85 253 221 955 909 2,719 2,378
Milled - 000 tonnes / - 000 tons 460 438 1,315 1,217 507 483 1,449 1,342
Yield - g / t / - oz / t 8.81 9.07 8.99 8.68 0.257 0.265 0.262 0.253
Gold produced - kg / - oz (000) 4,055 3,976 11,820 10,562 130 128 380 340
Gold sold - kg / - oz (000) 4,099 3,926 11,814 10,531 132 126 380 339
Price received - R / kg / - $ / oz - sold 85,261 88,793 88,380 100,178 358 358 352 290
Total cash costs - R / - $ - ton milled 520 525 524 524 64 62 61 44
- R / kg / - $ / oz - produced 59,039 57,851 58,316 60,356 248 233 233 175
Total production costs - R / kg / - $ / oz - produced 68,562 66,382 67,054 77,022 288 267 268 223
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 203 189 190 193 6.53 6.08 6.10 6.21
Actual - g / - oz 248 245 242 207 7.98 7.87 7.79 6.64
Target - m2 / - ft2 4.63 4.67 4.55 4.38 49.88 50.31 48.96 47.14
Actual - m2 / - ft2 5.43 5.19 5.18 4.32 58.44 55.91 55.77 46.51
FINANCIAL RESULTS (MILLION)
Gold income
354 337 1,023 960 48 43 131 89
Cost of sales 277 257 796 800 37 33 102 75
Cash operating costs 237 228 683 632 32 30 88 59
Other cash costs 2 2 6 6 - - 1 1
Total cash costs 239 230 689 638 32 30 89 60
Retrenchment costs 1 1 2 4 - - - -
Rehabilitation and other non-cash costs 1 - 2 3 - - - -
Production costs 241 231 693 645 32 30 89 60
Amortisation of mining assets 37 33 100 170 5 4 13 16
Inventory change (1) (7) 3 (15) - (1) - (1)
77 80 227 160 11 10 29 14
Realised non-hedge derivatives (4) 11 21 96 (1) 2 3 10
Adjusted operating profit 73 91 248 256 10 12 32 24
Capital expenditure 121 95 296 203 16 12 38 19
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

SOUTH AFRICA REGION
WEST WITS
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
SAVUKA MINE
OPERATING RESULTS
UNDERGROUND
Area mined
- 000 m2 / - 000 ft2 42 38 121 149 455 410 1,304 1,599
Milled - 000 tonnes / - 000 tons 251 263 775 773 276 291 854 852
Yield - g / t / - oz / t 5.49 6.27 5.83 7.55 0.160 0.183 0.170 0.220
Gold produced - kg / - oz (000) 1,376 1,653 4,521 5,831 44 53 145 187
Gold sold - kg / - oz (000) 1,391 1,629 4,511 5,820 45 52 145 187
Price received - R / kg / - $ / oz - sold 85,207 89,146 88,726 100,482 358 358 353 290
Total cash costs - R / - $ - ton milled 636 599 615 587 78 70 72 50
- R / kg / - $ / oz - produced 115,931 95,444 105,465 77,801 487 384 421 225
Total production costs - R / kg / - $ / oz - produced 122,651 98,424 109,389 81,752 515 396 436 237
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 127 125 124 135 4.08 4.01 3.98 4.34
Actual - g / - oz 102 116 105 134 3.27 3.73 3.39 4.29
Target - m / - ft2 4.34 4.18 4.09 4.30 46.71 44.94 44.03 46.30
Actual - m / - ft2 3.12 2.68 2.82 3.40 33.62 28.81 30.39 36.62
FINANCIAL RESULTS (MILLION)
Gold income
120 140 389 530 16 19 50 49
Cost of sales 174 163 497 470 23 21 64 43
Cash operating costs 158 156 472 449 21 20 61 42
Other cash costs 1 2 4 4 - - 1 -
Total cash costs 159 158 476 453 21 20 62 42
Retrenchment costs 4 1 5 2 1 - 1 -
Rehabilitation and other non-cash costs 3 1 4 2 - - - -
Production costs 166 160 485 457 22 20 63 42
Amortisation of mining assets 3 4 10 19 - 1 1 2
Inventory change 5 (1) 2 (6) 1 - - (1)
(54) (23) (108) 60 (7) (2) (14) 6
Realised non-hedge derivatives (2) 7 12 54 (1) - 1 5
Adjusted operating profit (56) (16) (96) 114 (8) (2) (13) 11
Capital expenditure 40 15 73 30 5 2 9 3
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

SOUTH AFRICA REGION
WEST WITS
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
TAUTONA MINE
OPERATING RESULTS
UNDERGROUND
Area mined
- 000 m / - 000 ft2 73 73 224 227 783 792 2,410 2,438
Milled - 000 tonnes / - 000 tons 400 421 1,246 1,270 441 464 1,374 1,400
Yield - g / t / - oz / t 13.19 11.93 12.05 11.63 0.385 0.348 0.351 0.339
Gold produced - kg / - oz (000) 5,272 5,024 15,020 14,770 170 161 483 475
Gold sold - kg / - oz (000) 5,337 4,955 15,016 14,733 172 159 483 474
Price received - R / kg / - $ / oz - sold 85,164 88,664 88,297 100,525 358 357 352 290
Total cash costs - R / - $ - ton milled 621 550 571 520 76 65 66 44
- R / kg / - $ / oz - produced 47,096 46,091 47,391 44,686 198 186 189 129
Total production costs - R / kg / - $ / oz - produced 49,989 48,806 50,113 48,021 210 196 200 139
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 301 298 297 283 9.68 9.59 9.56 9.10
Actual - g / - oz 312 298 296 286 10.03 9.59 9.52 9.21
Target - m2 / - ft2 4.55 4.55 4.53 4.41 48.93 49.03 48.78 47.42
Actual - m2 / - ft2 4.30 4.37 4.41 4.39 46.32 47.02 47.52 47.30
FINANCIAL RESULTS (MILLION)
Gold income
460 423 1,295 1,346 62 55 166 125
Cost of sales 272 244 765 705 36 32 99 67
Cash operating costs 246 229 705 654 33 29 91 61
Other cash costs 2 2 7 6 - 1 1 1
Total cash costs 248 231 712 660 33 30 92 62
Retrenchment costs - 1 1 6 - - - 1
Rehabilitation and other non-cash costs 1 1 4 4 - - - -
Production costs 249 233 717 670 33 30 92 63
Amortisation of mining assets 14 12 36 40 2 2 5 4
Inventory change 9 (1) 12 (5) 1 - 2 -
188 179 530 641 26 23 67 58
Realised non-hedge derivatives (6) 16 31 136 (1) 2 5 14
Adjusted operating profit 182 195 561 777 25 25 72 72
Capital expenditure 34 31 93 52 5 4 12 5
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

EAST & WEST AFRICA REGION
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
GEITA - Attributable 50%
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 3,077 2,957 8,343 6,465 4,025 3,868 10,913 8,457
Mined - 000 tonnes / - 000 tons 8,121 7,849 22,178 15,904 8,952 8,651 24,447 17,532
Treated - 000 tonnes / - 000 tons 716 747 2,161 1,859 789 823 2,382 2,049
Stripping ratio - t (mined total - mined ore) / t mined ore 8.54 10.93 9.94 6.39 8.54 10.93 9.94 6.39
Yield - g / t / - oz / t 3.83 2.58 3.07 3.82 0.112 0.075 0.090 0.111
Gold produced - kg / - oz (000) 2,745 1,925 6,646 7,096 88 62 214 228
Gold sold - kg / - oz (000) 2,745 1,925 6,646 7,096 88 62 214 228
Price received - R / kg / - $ / oz - sold 79,129 76,380 79,286 101,313 334 307 318 293
Total cash costs - R / kg / - $ / oz - produced 44,735 57,231 52,318 56,652 188 230 209 164
Total production costs - R / kg / - $ / oz - produced 54,405 66,274 62,111 72,360 229 267 248 209
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,575 1,342 1,426 1,645 50.65 43.13 45.84 52.90
Actual - g / - oz 1,345 934 1,119 1,447 43.26 30.03 35.99 46.52
FINANCIAL RESULTS (MILLION)
Gold income
216 145 521 711 29 19 67 66
Cost of sales 150 126 411 514 20 17 53 48
Cash operating costs 113 103 324 373 15 13 42 35
Other cash costs 10 7 24 29 2 1 3 3
Total cash costs 123 110 348 402 17 14 45 38
Rehabilitation and other non-cash costs 1 1 5 5 - 1 - -
Production costs 124 111 353 407 17 15 45 38
Amortisation of mining assets 25 16 60 106 3 2 8 10
Inventory change 1 (1) (2) 1 - - - -
66 19 110 197 9 2 14 18
Realised non-hedge derivatives 1 2 6 8 - 1 1 1
Adjusted operating profit 67 21 116 205 9 3 15 19
Capital expenditure 22 17 54 62 3 2 7 6
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

EAST & WEST AFRICA REGION
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
MORILA - Attributable 40%
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 942 827 2,720 3,359 1,232 1,083 3,558 4,394
Mined - 000 tonnes / - 000 tons 2,468 2,131 6,982 8,080 2,720 2,350 7,697 8,907
Treated - 000 tonnes / - 000 tons 329 308 969 826 363 340 1,069 911
Stripping ratio - t (mined total - mined ore) / t mined ore 9.25 3.19 4.63 6.51 9.25 3.19 4.63 6.51
Yield - g / t / - oz / t 7.55 9.54 8.66 10.94 0.220 0.278 0.252 0.319
Gold produced - kg / - oz (000) 2,483 2,942 8,391 9,040 80 95 270 291
Gold sold - kg / - oz (000) 2,440 3,005 8,348 8,730 78 97 268 281
Price received - R / kg / - $ / oz - sold 83,026 84,164 85,873 104,952 350 337 341 305
Total cash costs - R / kg / - $ / oz - produced 25,875 23,387 23,779 24,727 109 94 95 72
Total production costs - R / kg / - $ / oz - produced 42,139 38,758 39,904 48,972 177 156 159 142
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 3,591 3,863 3,652 3,065 115.46 124.18 117.41 98.54
Actual - g / - oz 3,374 4,282 3,983 4,014 108.47 137.67 128.04 129.06
FINANCIAL RESULTS (MILLION)
Gold income
202 253 716 916 28 32 92 86
Cost of sales 103 115 335 442 14 15 43 41
Cash operating costs 50 51 150 159 7 6 19 15
Other cash costs 14 18 50 65 2 3 6 6
Total cash costs 64 69 200 224 9 9 25 21
Rehabilitation and other non-cash costs 3 - 4 2 - - 1 -
Production costs 67 69 204 226 9 9 26 21
Amortisation of mining assets 38 45 132 217 5 6 17 20
Inventory change (2) 1 (1) (1) - - - -
99 138 381 474 14 17 49 45
Realised non-hedge derivatives 1 - 2 1 - - - -
Adjusted operating profit 100 138 383 475 14 17 49 45
Capital expenditure 10 9 29 43 1 1 4 4
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

EAST & WEST AFRICA REGION
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
NAVACHAB
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 299 360 1,023 988 392 471 1,338 1,293
Mined - 000 tonnes / - 000 tons 873 974 2,820 2,760 963 1,074 3,108 3,042
Treated - 000 tonnes / - 000 tons 338 344 993 1,037 373 380 1,094 1,143
Stripping ratio - t (mined total - mined ore) / t mined ore 1.12 0.69 1.11 1.71 1.12 0.69 1.11 1.71
Yield - g / t / - oz / t 1.65 1.90 1.79 1.92 0.048 0.056 0.052 0.056
Gold produced - kg / - oz (000) 559 657 1,780 1,993 18 21 57 64
Gold sold - kg / - oz (000) 464 657 1,685 1,993 15 21 54 64
Price received - R / kg / - $ / oz - sold 85,673 85,900 88,310 103,985 360 346 350 301
Total cash costs - R / kg / - $ / oz - produced 71,907 54,756 63,000 48,288 303 220 252 140
Total production costs - R / kg / - $ / oz - produced 75,214 57,533 65,861 52,209 317 231 263 151
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 601 626 610 563 19.32 20.12 19.62 18.11
Actual - g / - oz 424 634 512 636 13.65 20.40 16.46 20.45
FINANCIAL RESULTS (MILLION)
Gold income
40 56 149 207 5 8 19 19
Cost of sales 39 40 100 103 5 6 13 10
Cash operating costs 40 35 95 95 5 5 12 9
Other cash costs - 1 1 1 - - - -
Total cash costs 40 36 96 96 5 5 12 9
Rehabilitation and other non-cash costs - - - 1 - - - -
Production costs 40 36 96 97 5 5 12 9
Amortisation of mining assets 2 2 5 7 - 1 1 1
Inventory change (3) 2 (1) (1) - - - -
1 16 49 104 - 2 6 9
Realised non-hedge derivatives - - - - - - - 1
Adjusted operating profit 1 16 49 104 - 2 6 10
Capital expenditure 6 6 16 12 1 - 2 1
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

EAST & WEST AFRICA REGION
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
SADIOLA - Attributable 38%
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 832 966 2,719 2,425 1,089 1,263 3,557 3,171
Mined - 000 tonnes / - 000 tons 1,500 1,840 5,050 4,538 1,653 2,028 5,566 5,002
Treated - 000 tonnes / - 000 tons 470 491 1,412 1,422 518 541 1,556 1,568
Stripping ratio - t (mined total - mined ore) / t mined ore 4.25 1.70 2.59 1.50 4.25 1.70 2.59 1.50
Yield - g / t / - oz / t 2.79 2.52 2.67 2.94 0.081 0.074 0.078 0.086
Gold produced - kg / - oz (000) 1,311 1,237 3,774 4,182 42 39 121 134
Gold sold - kg / - oz (000) 1,242 1,193 3,772 4,183 40 39 121 134
Price received - R / kg / - $ / oz - sold 88,791 86,457 90,233 103,618 373 347 359 298
Total cash costs - R / kg / - $ / oz - produced 46,315 52,990 51,464 51,656 195 213 205 149
Total production costs - R / kg / - $ / oz - produced 61,346 68,618 67,215 78,432 258 276 267 226
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,321 2,115 2,170 2,378 74.61 68.01 69.75 76.45
Actual - g / - oz 1,925 1,808 1,847 2,630 61.89 58.12 59.39 84.57
FINANCIAL RESULTS (MILLION)
Gold income
107 103 337 443 14 14 43 41
Cost of sales 75 82 252 326 10 11 32 30
Cash operating costs 53 58 171 186 7 8 22 17
Other cash costs 7 7 23 30 1 1 3 3
Total cash costs 60 65 194 216 8 9 25 20
Rehabilitation and other non-cash costs 1 1 3 3 - - - -
Production costs 61 66 197 219 8 9 25 20
Amortisation of mining assets 19 19 56 109 3 3 7 10
Inventory change (5) (3) (1) (2) (1) (1) - -
32 21 85 117 4 3 11 11
Realised non-hedge derivatives 3 - 3 (10) 1 - - (1)
Adjusted operating profit 35 21 88 107 5 3 11 10
Capital expenditure 4 6 18 55 1 1 2 5
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

EAST & WEST AFRICA REGION
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
YATELA - Attributable 40%
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 816 915 2,589 2,466 1,067 1,197 3,386 3,226
Mined - 000 tonnes / - 000 tons 1,637 1,782 5,163 5,041 1,805 1,965 5,692 5,557
Treated - 000 tonnes / - 000 tons 189 278 763 815 208 307 841 899
Stripping ratio - t (mined total - mined ore) / t mined ore 10.64 7.18 7.78 7.36 10.64 7.18 7.78 7.36
Yield - g / t / - oz / t 3.18 3.35 2.88 3.00 0.093 0.098 0.084 0.088
Gold produced - kg / - oz (000) 601 931 2,198 2,449 20 30 71 79
Gold sold - kg / - oz (000) 653 878 2,203 2,415 21 28 71 78
Price received - R / kg / - $ / oz - sold 85,574 86,232 88,491 105,780 358 346 352 306
Total cash costs - R / kg / - $ / oz - produced 59,628 49,406 53,651 56,916 250 198 214 165
Total production costs - R / kg / - $ / oz - produced 89,982 61,318 72,618 70,623 378 246 290 204
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,089 1,667 1,326 1,607 35.02 53.60 42.64 51.68
Actual - g / - oz 760 1,383 1,065 1,491 24.43 44.46 34.25 47.95
FINANCIAL RESULTS (MILLION)
Gold income
56 76 195 255 8 9 25 24
Cost of sales 54 55 158 171 7 7 20 16
Cash operating costs 32 41 104 121 4 5 13 11
Other cash costs 4 5 14 19 1 - 2 2
Total cash costs 36 46 118 140 5 5 15 13
Rehabilitation and other non-cash costs 2 1 4 3 - - - -
Production costs 38 47 122 143 5 5 15 13
Amortisation of mining assets 16 11 38 30 2 2 5 3
Inventory change - (3) (2) (2) - - - -
2 21 37 84 1 2 5 8
Realised non-hedge derivatives - - - - - - - -
Adjusted operating profit 2 21 37 84 1 2 5 8
Capital expenditure 15 14 40 28 2 2 5 3
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

NORTH AMERICA REGION
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
CRIPPLE CREEK & VICTOR J.V.
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 12,760 10,189 33,788 34,105 14,066 11,232 37,245 37,595
Treated - 000 tonnes / - 000 tons 6,745 6,670 19,846 15,732 7,435 7,354 21,876 17,342
Stripping ratio - t (mined total - mined ore) / t mined ore 2.12 1.54 1.99 1.96 2.12 1.54 1.99 1.96
Yield - g / t / - oz / t 0.31 0.36 0.33 0.29 0.009 0.011 0.009 0.009
Gold in ore - kg / - oz (000) 3,821 4,646 12,347 14,928 123 149 397 480
Gold produced - kg / - oz (000) 2,065 2,433 6,456 4,619 66 78 207 149
Gold sold - kg / - oz (000) 2,065 2,433 6,456 4,619 66 78 208 148
Price received - R / kg / - $ / oz - sold 86,295 85,559 86,389 116,445 363 344 344 337
Total cash costs * - R / kg / - $ / oz - produced 51,696 46,736 49,537 66,167 217 188 197 191
Total production costs - R / kg / - $ / oz - produced 75,156 77,817 77,843 113,257 315 313 310 328
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 3,281 2,488 2,641 2,164 105.49 80.00 84.93 69.59
Actual - g / - oz 2,080 2,447 2,196 1,627 66.87 78.68 70.59 52.32
FINANCIAL RESULTS (MILLION)
Gold income
163 205 539 526 22 27 69 49
Cost of sales 156 189 502 524 21 25 65 50
Cash operating costs 148 142 430 483 20 18 55 45
Other cash costs 4 5 15 - - - 2 -
Total cash costs 152 147 445 483 20 18 57 45
Rehabilitation and other non-cash costs (16) (6) (32) (100) (2) - (4) (9)
Production costs 136 141 413 383 18 18 53 36
Amortisation of mining assets 65 82 215 318 9 11 28 30
Inventory change (45) (34) (126) (177) (6) (4) (16) (16)
7 16 37 2 1 2 4 (1)
Realised non-hedge derivatives 16 3 18 13 2 1 3 2
Adjusted operating profit 23 19 55 15 3 3 7 1
Capital expenditure 56 63 167 633 8 8 21 59
* Total cash cost calculation includes Inventory change
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

NORTH AMERICA REGION
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
JERRITT CANYON J.V. - Attributable 70%
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons - 240 479 688 - 265 528 759
Treated - 000 tonnes / - 000 tons - 232 463 677 - 256 511 746
Yield - g / t / - oz / t - 7.41 7.15 8.02 - 0.216 0.209 0.234
Gold in ore - kg / - oz (000) - 1,727 3,422 5,888 - 55 110 190
Gold produced - kg / - oz (000) - 1,719 3,311 5,425 - 56 107 174
Gold sold - kg / - oz (000) - 1,719 3,311 5,410 - 55 106 174
Price received - R / kg / - $ / oz - sold - 86,232 86,625 116,292 - 346 336 337
Total cash costs - R / kg / - $ / oz - produced - 67,158 69,686 90,212 - 270 270 260
Total production costs - R / kg / - $ / oz - produced - 90,237 94,657 124,686 - 363 366 359
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz - 2,154 2,015 2,414 - 69.27 64.78 77.62
Actual - g / - oz - 1,991 1,899 2,080 - 64.00 61.07 66.86
FINANCIAL RESULTS (MILLION)
Gold income
- 145 284 615 - 18 35 57
Cost of sales - 161 322 665 - 21 40 61
Cash operating costs - 115 229 489 - 14 28 45
Other cash costs - 1 2 - - - - -
Total cash costs - 116 231 489 - 14 28 45
Rehabilitation and other non-cash costs - 2 5 12 - 1 1 1
Production costs - 118 236 501 - 15 29 46
Amortisation of mining assets - 37 77 175 - 5 10 16
Inventory change - 6 9 (11) - 1 1 (1)
- (16) (38) (50) - (3) (5) (4)
Realised non-hedge derivatives - 2 2 13 - 1 - 1
Adjusted operating profit - (14) (36) (37) - (2) (5) (3)
Capital expenditure - 13 20 61 - 1 3 5
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

SOUTH AMERICA REGION
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
CERRO VANGUARDIA - Attributable 92.50% *
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 4,199 4,153 11,557 5,822 4,628 4,577 12,740 6,418
Treated - 000 tonnes / - 000 tons 213 227 659 377 235 251 727 416
Stripping ratio - t (mined total - mined ore) / t mined ore 19.69 19.23 18.37 14.44 19.69 19.23 18.37 14.44
Yield - g / t / - oz / t 6.05 6.70 7.11 9.31 0.176 0.196 0.207 0.272
Gold in ore - kg / - oz (000) 1,353 1,593 4,880 3,647 43 51 157 117
Gold produced - kg / - oz (000) 1,291 1,524 4,687 3,512 41 49 151 113
Gold sold - kg / - oz (000) 1,292 1,605 4,791 3,631 42 51 154 117
Price received - R / kg / - $ / oz - sold 76,188 85,207 84,477 109,205 320 343 333 316
Total cash costs - R / kg / - $ / oz - produced 41,121 37,753 36,433 35,011 173 152 145 102
Total production costs - R / kg / - $ / oz - produced 72,220 67,966 65,177 70,760 303 274 259 206
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,664 1,613 1,644 1,651 53.51 51.85 52.87 53.07
Actual - g / - oz 853 1,052 1,057 1,581 27.44 33.83 33.97 50.83
FINANCIAL RESULTS (MILLION)
Gold income
103 143 425 416 14 19 54 39
Cost of sales 92 104 302 259 12 13 39 24
Cash operating costs 44 46 137 93 6 6 18 9
Other cash costs 9 11 34 30 1 1 4 3
Total cash costs 53 57 171 123 7 7 22 12
Rehabilitation and other non-cash costs 1 1 2 5 - - - -
Production costs 54 58 173 128 7 7 22 12
Amortisation of mining assets 39 45 132 121 5 6 17 11
Inventory change (1) 1 (3) 10 - - - 1
11 39 123 157 2 6 15 15
Realised non-hedge derivatives 4 3 13 15 - - 2 1
Adjusted operating profit 15 42 136 172 2 6 17 16
Capital expenditure 32 17 55 21 4 2 7 2
* Effective July 2002 (previously 46.25%)
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

SOUTH AMERICA REGION
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
MORRO VELHO
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 222 231 676 624 245 255 745 688
Treated - 000 tonnes / - 000 tons 222 235 673 622 245 258 743 687
Yield - g / t / - oz / t 7.22 6.69 6.99 7.12 0.210 0.195 0.204 0.208
Gold in ore - kg / - oz (000) 1,723 1,686 5,074 4,823 55 54 163 155
Gold produced - kg / - oz (000) 1,604 1,569 4,710 4,434 52 50 152 142
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 24 - 24 - 26 - 26 -
Yield - g / t / - oz / t 1.90 - 1.90 - 0.055 - 0.055 -
Gold produced - kg / - oz (000) 45 - 45 - 1 - 1 -
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 1,305 1,405 3,194 1,061 1,438 1,548 3,521 1,169
Treated - 000 tonnes / - 000 tons 35 45 116 70 39 50 128 77
Stripping ratio - t (mined total - mined ore) / t mined ore 32.34 26.92 26.40 14.20 32.34 26.92 26.40 14.20
Yield - g / t / - oz / t 4.92 3.39 3.76 3.79 0.143 0.099 0.110 0.111
Gold in ore - kg / - oz (000) 198 169 490 294 6 5 16 9
Gold produced - kg / - oz (000) 173 153 437 264 6 5 14 9
TOTAL
Yield
- g / t / - oz / t 6.48 6.16 6.38 6.78 0.189 0.180 0.187 0.197
Gold produced - kg / - oz (000) 1,822 1,722 5,192 4,698 59 55 167 151
Gold sold - kg / - oz (000) 1,777 1,763 5,229 4,705 57 57 168 151
Price received - R / kg / - $ / oz - sold 84,812 88,835 91,527 116,248 355 357 364 336
Total cash costs - R / kg / - $ / oz - produced 34,827 35,631 34,824 46,914 146 143 139 135
Total production costs - R / kg / - $ / oz - produced 48,029 50,421 49,424 68,908 202 203 197 199
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 469 427 433 365 15.09 13.74 13.92 11.75
Actual - g / - oz 469 443 442 440 15.09 14.24 14.20 14.16
FINANCIAL RESULTS (MILLION)
Gold income
149 152 458 534 20 20 59 50
Cost of sales 86 85 256 324 11 11 34 29
Cash operating costs 62 60 176 215 8 8 23 20
Other cash costs 2 1 5 5 - - 1 -
Total cash costs 64 61 181 220 8 8 24 20
Rehabilitation and other non-cash costs 3 - 5 5 - - 1 -
Production costs 67 61 186 225 8 8 25 20
Amortisation of mining assets 22 24 71 99 3 3 9 9
Inventory change (3) - (1) - - - - -
63 67 202 210 9 9 25 21
Realised non-hedge derivatives 3 3 21 13 - - 3 -
Adjusted operating profit 66 70 223 223 9 9 28 21
Capital expenditure 53 43 135 136 7 5 17 13
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

SOUTH AMERICA REGION
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
SERRA GRANDE - Attributable 50%
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 94 92 280 277 104 102 309 305
Treated - 000 tonnes / - 000 tons 95 95 283 282 105 104 312 311
Yield - g / t / - oz / t 7.89 7.94 7.91 7.88 0.230 0.232 0.231 0.230
Gold in ore - kg / - oz (000) 765 775 2,310 2,310 25 25 74 75
Gold produced - kg / - oz (000) 753 749 2,239 2,221 24 24 72 71
Gold sold - kg / - oz (000) 697 778 2,177 2,259 22 25 70 73
Price received - R / kg / - $ / oz - sold 84,284 88,972 91,350 116,880 354 357 363 337
Total cash costs - R / kg / - $ / oz - produced 26,026 25,756 25,570 35,550 109 104 102 102
Total production costs - R / kg / - $ / oz - produced 38,624 39,655 39,561 55,551 162 160 158 160
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 900 889 890 895 28.92 28.60 28.60 28.76
Actual - g / - oz 939 957 948 946 30.19 30.78 30.48 30.41
FINANCIAL RESULTS (MILLION)
Gold income
58 67 191 256 8 8 24 23
Cost of sales 26 30 85 128 4 4 11 11
Cash operating costs 19 18 55 75 3 2 7 7
Other cash costs 1 - 2 4 - - - -
Total cash costs 20 18 57 79 3 2 7 7
Rehabilitation and other non-cash costs - 1 1 1 - - - -
Production costs 20 19 58 80 3 2 7 7
Amortisation of mining assets 9 10 30 44 1 2 4 4
Inventory change (3) 1 (3) 4 - - - -
32 37 106 128 4 4 13 12
Realised non-hedge derivatives - 2 8 9 - 1 1 -
Adjusted operating profit 32 39 114 137 4 5 14 12
Capital expenditure 6 6 16 28 1 1 2 3
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

AUSTRALIA REGION
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
SUNRISE DAM
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 6,186 5,583 15,474 12,438 8,092 7,303 20,240 16,269
Treated - 000 tonnes / - 000 tons 889 879 2,612 2,542 980 969 2,880 2,802
Stripping ratio - t (mined total - mined ore) / t mined ore 18.81 17.24 16.27 11.39 18.81 17.24 16.27 11.39
Yield - g / t / - oz / t 2.98 2.97 3.15 3.58 0.087 0.087 0.092 0.104
Gold produced - kg / - oz (000) 2,652 2,613 8,233 9,095 85 84 265 292
Gold sold - kg / - oz (000) 2,640 2,797 8,222 9,203 85 90 264 296
Price received - R / kg / - $ / oz - sold 84,662 91,104 92,045 104,577 357 366 366 304
Total cash costs - R / kg / - $ / oz - produced 57,704 60,712 56,934 59,387 242 244 227 172
Total production costs - R / kg / - $ / oz - produced 73,029 78,480 73,026 76,563 307 315 291 222
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 3,271 3,056 3,132 1,947 105.16 98.24 100.70 62.60
Actual - g / - oz 2,889 2,782 2,952 3,214 92.90 89.44 94.91 103.33
FINANCIAL RESULTS (MILLION)
Gold income
220 255 741 921 30 33 95 86
Cost of sales 201 207 618 648 27 27 79 62
Cash operating costs 147 152 451 516 20 20 58 48
Other cash costs 6 6 18 24 1 1 2 3
Total cash costs 153 158 469 540 21 21 60 51
Rehabilitation and other non-cash costs 2 2 6 6 - - 1 1
Production costs 155 160 475 546 21 21 61 52
Amortisation of mining assets 39 44 127 150 5 6 16 14
Inventory change 7 3 16 (48) 1 - 2 (4)
19 48 123 273 3 6 16 24
Realised non-hedge derivatives 4 (1) 17 41 - - 1 5
Adjusted operating profit 23 47 140 314 3 6 17 29
Capital expenditure 37 20 81 111 5 3 10 10
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

AUSTRALIA REGION
Quarter ended
Nine months ended
Quarter ended
Nine months ended
September
June
September
September
September
June
September
September
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
UNION REEFS
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 59 496 1,387 2,283 77 648 1,814 2,986
Treated - 000 tonnes / - 000 tons 680 702 2,030 2,031 750 774 2,237 2,239
Stripping ratio - t (mined total - mined ore) / t mined ore 1.99 3.65 5.27 2.97 1.99 3.65 5.27 2.97
Yield - g / t / - oz / t 1.02 1.25 1.06 1.39 0.030 0.036 0.031 0.040
Gold produced - kg / - oz (000) 693 875 2,157 2,817 23 28 69 91
Gold sold - kg / - oz (000) 708 863 2,177 2,829 23 28 70 91
Price received - R / kg / - $ / oz - sold 85,601 90,052 91,346 104,426 360 362 364 302
Total cash costs - R / kg / - $ / oz - produced 57,143 57,966 70,313 75,620 240 233 278 218
Total production costs - R / kg / - $ / oz - produced 57,172 58,782 73,471 93,354 240 237 290 268
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,809 2,706 2,882 2,183 90.30 87.00 92.65 70.18
Actual - g / - oz 2,151 1,874 1,654 1,995 69.15 60.24 53.19 64.14
FINANCIAL RESULTS (MILLION)
Gold income
59 78 195 280 8 10 25 26
Cost of sales 45 58 169 262 6 7 21 25
Cash operating costs 40 51 152 213 5 6 19 20
Other cash costs - - - - - - - -
Total cash costs 40 51 152 213 5 6 19 20
Rehabilitation and other non-cash costs - 1 5 17 - - 1 2
Production costs 40 52 157 230 5 6 20 22
Amortisation of mining assets - - 2 33 - - - 3
Inventory change 5 6 10 (1) 1 1 1 -
14 20 26 18 2 3 4 1
Realised non-hedge derivatives 2 - 5 16 - - - 2
Adjusted operating profit 16 20 31 34 2 3 4 3
Capital expenditure - - - - - - - -
.
ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM

ANGLOGOLD QUARTERLY REPORT SEPTEMBER 2003 . WWW.ANGLOGOLD.COM
Administrative
information
AngloGold Limited
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
ISIN: ZAE000043485
Share codes:
JSE: ANG
LSE: 79 LK
NYSE: AU
ASX: AGG
Euronext Paris: VA FP
Euronext Brussels: ANG BB
JSE Sponsor: UBS
Auditors: Ernst & Young
Contacts
South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6400
E-mail: slenahan@anglogold.com
Peta Baldwin
Telephone: +27 11 637 6647
Fax: +27 11 637 6399
E-mail: pbaldwin@anglogold.com
Europe/Asia
Tomasz Nadrowski
Telephone: +1 212 750 7999
Fax: +1 212 750 5626
E-mail: tnadrowski@anglogold.com
United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in USA
and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: cecarter@anglogold.com
Australia
Andrea Maxey
Telephone: + 61 8 9425 4604
Fax: + 61 8 9425 4662
E-mail: amaxey@anglogold.com.au
General E-mail enquiries
investors@anglogold.com
AngloGold website
http://www.anglogold.com
Directors
Executive
R M Godsell (Chief Executive Officer)
J G Best
D L Hodgson
K H Williams
Non-Executive
R P Edey* (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman#
Mrs E le R Bradley
C B Brayshaw
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver*)
J Ogilvie Thompson (Alternate: D D Barber)
N F Oppenheimer
A J Trahar
* British
#American
Offices
Registered and Corporate
Managing Secretary
Ms Y Z Simelane
Company Secretary
C R Bull
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
Share Registrars
South Africa
Computershare Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 688 7722
United Kingdom
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033
ADR Depositary
The Bank of New York
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America
Telephone: +1 888 269 2377
Fax: +1 212 571 3050/3052
Global BuyDIRECT
SM
The Bank of New York maintains a direct
share purchase and dividend reinvestment
plan for AngloGold. For additional
information, please visit The Bank of New
York's website at www.globalbuydirect.com
or call Shareholder Relations Department at
1-888-BNY-ADRS or write to:
The Bank of New York
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America
Fax: +1 302 738 7210
Certain forward-looking statements
Certain statements contained in this document including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government action, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to the annual report on Form 20-F for the year ended 31 December 2002, which was filed with the Securities and Exchange Commission on 7 April 2003.